Exhibit 99.1

WESTONARIA, 30 August 2017: Sibanye Gold Limited trading as Sibanye-Stillwater (Sibanye-Stillwater or the Group) (JSE: SGL and NYSE: SBGL) is pleased to report operating results and reviewed condensed consolidated interim financial statements for the six months ended 30 June 2017.

SALIENT FEATURES FOR THE SIX MONTHS ENDED 30 JUNE 2017

•	Group operating profit of R3,233 million (US$245 million) impacted by lower average gold price and gold production for the period
•	Gold production of 21,418kg (688,600oz) resulting in an operating profit of R2,353 million (US$178 million)
•	Operating profit of R506 million (US$38 million) from SA PGM operations. Operational turnaround exceeding expectations
•	R550 million per annum operational synergies realised, well ahead of schedule, at SA PGM operations, with annualised synergies forecast at R1,000 million
•	Successful integration of US PGM operations and higher palladium price resulting in an attributable operating profit of US$28 million for first two months since acquisition
•	Blitz project to be commissioned ahead of schedule in the December 2017 quarter
•

Refinancing of the US$2,650 million Stillwater Bridge Facility was well supported, with $2,050 million refinanced through capital raised during the June 2017 quarter. The residual portion will be refinanced before year-end

•	A capitalisation issue of 2 (two) new shares for every 100 (one hundred) held, maintaining our commitment to deliver industry leading returns to shareholders

US dollar						SA rand
Six months ended						Six months ended
Jun 2016	Dec 2016	Jun 2017		KEY STATISTICS		Jun 2017	Dec 2016	Jun 2016
				SOUTHERN AFRICA (SA) REGION
				Gold operations
746.8	765.4	688.6	000'oz	Gold produced	kg	21,418	23,805	23,229
1,220	1,268	1,233	US$/oz	Average gold price	R/kg	523,303	569,535	603,427
346.0	345.8	178.1	US$m	Operating profit	Rm	2,353.0	4,834.6	5,320.7
38	36	21%		Operating margin	%	21	36	38
908	1,005	1,143	US$/oz	All-in sustaining cost[4]	R/kg	485,441	451,352	448,922
				Platinum Group Metals (PGM) operations[1]
92,773	327,990	590,712	oz	4E PGM[3] production	kg	18,373	10,201	2,886
832	874	909	US$/4Eoz	Average basket price	R/4Eoz	11,997	12,204	12,499
4.7	20.9	38.3	US$m	Operating profit	Rm	505.5	304.1	72.2
10	10	8%		Operating margin	%	8	10	10
-	-	785	US$/4Eoz	All-in sustaining cost[4]	R/4Eoz	10,364	-	-
				UNITED STATES (US) REGION
				Platinum Group Metals (PGM) operations[2]
-	-	93,725	oz	2E PGM[3] production	kg	2,915	-	-
-	-	850	US$/2Eoz	Average basket price	R/2Eoz	11,242	-	-
-	-	28.3	US$m	Operating profit	Rm	374.0	-	-
-	-	38%		Operating margin	%	38	-	-
-	-	622	US$/2Eoz	All-in sustaining cost[4]	R/2Eoz	8,134	-	-
				GROUP
21.7	230.5	(363.8)	US$m	Basic earnings	Rm	(4,803.7)	3,368.6	333
72.4	97.0	(165.2)	US$m	Headline earnings	Rm	(2,181.8)	1,372.7	1,113.9
139.9	109.2	(75.8)	US$m	Normalised earnings	Rm	(1,001.8)	1,505.0	2,152.0
15.38	13.97	13.21	R/US$	Average exchange rate
[1]

The SA PGM operations’ results for the six months ended 31 December 2016 include the Rustenburg Operations for two months since acquisition and the results for the six months ended 30 June 2016 include the Aquarius subsidiaries for three months since acquisition.

[2]

The US PGM operations’ results include Stillwater for two months since acquisition. Stillwater’s production is converted to metric tonnes and kilograms. The income and expenses are translated into SA rand at the average exchange rate for the two months ended 30 June 2017.

[3]	Platinum Group Metals (PGM), of which 4E represents platinum, palladium, rhodium and gold, and 2E represents platinum and palladium. Mined production excluding recycled production.
[4]

All-in sustaining cost is defined as production costs plus all costs relating to sustaining current production and sustaining capital expenditure, and includes (but not limited to) operating costs, share based payments, royalties, rehabilitation costs and sustaining capital expenditure, and excludes non-4E/2E PGM production.

Stock data for the six months ended 30 June 2017		JSE Limited - (SGL)
Number of shares in issue		Price range per ordinary share	R15.05 to R35.40
- at 30 June 2017	2,125,844,078	Average daily volume	11,283,163
- weighted average	1,268,828,103	NYSE - (SBGL); one ADR represents four ordinary shares
Free Float	80%	Price range per ADR	US$4.62 to US$7.05
Bloomberg/Reuters	SGLS/SGLJ.J	Average daily volume	6,724,612

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2017       1

STATEMENT BY NEAL FRONEMAN, CHIEF EXECUTIVE OFFICER OF SIBANYE-STILLWATER

Over the course of the last year, the Group has fundamentally changed, transforming from a gold mining company with its asset base entirely located in South Africa, into a leading international precious metals company, with assets on three continents.

The acquisition of the Rustenburg Operations in November 2016, following shortly after the acquisition of Aquarius Platinum Limited (Aquarius) in April 2016, established Sibanye, at the time, as the fifth largest PGM producer globally, reinforcing our position as a top 10 global gold producer and creating a significant Southern African precious metals producer. The subsequent acquisition in May 2017 of Stillwater Mining Company (Stillwater), a sizeable, high quality, low cost PGM producer, located in Montana in the United States of America (US), was another truly transformative strategic step for the Group, creating a unique, international global precious metals company.

All of the abovementioned transactions, while occurring in a relatively short space of time, were well supported by shareholders, and other global investors in both the US$1,000 million equity capital raise and the US$1,050 million corporate bond.  The successful capital raising was a strong endorsement by investors of the decision to acquire Stillwater.

To reflect these fundamental changes, we have today rebranded the Group as Sibanye-Stillwater, which we believe retains the value of both the Sibanye and Stillwater brands and better captures our international profile.

Our core purpose, vision and CARES values remain consistent. Our core purpose that “Our mining improves lives” captures the essence of how we operate, uplifting our employees’ and communities’ living standards and contributing positively to broader society and the economy, not only through our operating activities, but also through the products of our activities. The PGMs we produce in particular, contribute through catalysis towards a clean and healthy environment. The Sibanye-Stillwater Group is now even better positioned to continue delivering on its vision of “creating superior value for all of its stakeholders”. In this regard I am also pleased to advise that the Board has resolved to issue 2 capitalisation shares per 100 held, to shareholders, thereby ensuring a consistent approach to delivering superior returns to shareholders. We are cognizant of our track record of paying industry leading dividends, with the approximate average annual dividend of 5% over the last four years, well ahead of our peers. Further capitalisation issues may be considered by the Board in future, depending on the Group’s leverage.

The positive progress made with the integration of the new PGM acquisitions into the Group during the first half of this year has been particularly pleasing to note, with the PGM assets in both the Southern Africa Region (SA Region) and United States Region (US Region) continuing to perform well and the SA PGM operations starting to deliver significant synergies. I remain confident that the strategic rationale and timing of the move into the PGM sector are sound, and that the PGM operations will contribute strongly to the Group and create significant shareholder value.

Despite the challenging economic environment in 2017, the SA gold operations have generally performed satisfactorily, barring the Cooke Operations and the Beatrix West mine. Unfortunately it is not sustainable to continue operating these business units at a loss and as such notice has been given to all stakeholders and consultations in terms of Section 189 of the Labour Relations Act, 66 of 1995 (S189), which was announced on 3 August 2017, have begun.

With the significant increase in size and geographical spread of the company, we have transitioned the Group organisational structure from a divisional commodity-focused structure to a geographical, regionalised structure. This regionalised organisational structure will ensure effective leadership and appropriate focus and role clarity in well-defined geographical regions and corporate functions. This focus coupled with a strong executive presence in clearly understood social and cultural regions, will position Sibanye-Stillwater for continued delivery of operational and strategic goals. I am confident that the Group has sufficient management capacity and competence to manage the enlarged portfolio and diversity.

In this regard, Chris Bateman, CFO of Stillwater since 2014, has been appointed as Executive Vice President of the US Region and Ken Kluksdahl, who has significant experience in similar operations and originates from Montana, has been appointed as Chief Operating Officer. Mick McMullen, the previous CEO of Stillwater has agreed to act in an advisory capacity until December 2018.

In the SA Region, Robert van Niekerk has been appointed as Executive Vice President: SA Region, where he will be supported by a strong and experienced team. Robert has served as an executive of the Group since 2013, and has played a key role in improving organizational effectiveness, most recently driving the successful integration of the SA PGM operations in his role as head of the platinum division.

Sibanye-Stillwater will continue to adopt a prudent approach to capital management; our objective is to maintain a strong balance sheet, preserving long term financial flexibility, which ensures sustainable shareholder returns. Group debt has increased pursuant to the Stillwater Transaction, with net debt (excluding the Burnstone Debt) at 30 June 2017 of R22,093 million (US$1,692 million). The residual US$361 million at 30 August 2017 of the Stillwater Bridge Facility is expected to be refinanced before the end of the year. The Group has committed, unutilised debt facilities of R3,835 million (US$294 million) at 30 June 2017.

Net debt to earnings before interest, taxes, depreciation and amortisation (ND:EBITDA) has increased to 2.6:1 following the Stillwater Transaction. In order to accommodate the temporarily elevated leverage levels for a period, covenants on the Stillwater Bridge Facility, as well as Sibanye-Stillwater’s existing facilities, have been increased to permit a ND:EBITDA ratio of 3.5:1, calculated on a quarterly basis, through to 31 December 2018. During this time, Sibanye-Stillwater’s ND:EBITDA ratio is expected to peak at no more than 3.0:1. Consistent with its long-term capital management goals, Sibanye-Stillwater plans to reduce its ND:EBITDA ratio to no more than 1.0:1 within three to four years.

Safety

Safety remains our key priority as a Group and we will establish best practice based on the exemplary safety records of our US PGM operations.

Safety indicators for the SA Region for the six months ended 30 June 2017 improved significantly when compared with the same period in 2016, with the Serious Injury Frequency Rate improving by 18% to 3.96 per million hours and the Lost Day Injury Frequency Rate improving by 10 % to 6.46 per million hours. These improvements are largely on the back of the rigorous implementation and monitoring of the 12 point safety improvement plan initiated in the second half of 2016.

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2017       2

Regrettably there were six fatalities across the SA Region during the first half of 2017 compared with eight at the SA gold operations in 2016.

Sibanye-Stillwater Management and the Board express their sincere condolences to the family and colleagues of the deceased employees: Sphampano Machenene, Mxolisi Cekiso, Mbuzeni Ncobela, Seabata Khetla, Andile Nkwenkwe and Sydney Mohale.

The main causal factors involve rail bound equipment and falls of ground. Operational initiatives that are aimed at reducing the number of fatalities towards our goal of “Zero Harm” include a formal review of all fatal incidents or high potential incidents and ensuring that any outcomes are communicated at all the operations in an attempt to prevent similar accidents or fatalities. In addition, a multidisciplinary “Zero Harm Task Team” (ZHTT) conducts detailed follow up audits to ensure effective close out of all action plans to prevent repeats. The ZHTT also proactively monitors leading indicators to identify opportunities to intervene and avert potential incidents.

Financial Overview

The inclusion of the SA PGM operations for the full six month period ended 30 June 2017 as well as the consolidation of the US PGM operations for two months, makes direct comparison with the financial results for the six months ended 30 June 2016 difficult. The significant increase in non-recurring items including the increase in the issued share capital of the Group following the equity capital raise during June 2017, add further complexity to the comparison of the appropriate periods.

Group revenue for the six months ended 30 June 2017 of R19,219 million (US$1,455 million) was 31% higher than for the comparable period in 2016, due to the inclusion of R7,944 million (US$601 million) revenue from the PGM operations, which offset a R2,741 million (US$58 million) decline in revenue from the SA gold operations. Lower revenue from the SA gold operations was primarily due to a 13% decline in the average rand gold price received to R523,303/kg.

Consolidation of the PGM operations also resulted in Group operating costs increasing by 72% or R6,675 million (US$605 million) to R15,987 million (US$1,210 million), with amortisation and depreciation increasing by 28% to R2,497 million (US$189 million). As a consequence, Group net operating profit for the six months ended 30 June 2017 of R736 million (US$56 million), was substantially lower than for the comparable period in 2016.

Net other losses for the six months ended 30 June 2017 amounted to R5,780 million (US$438 million) primarily due to non-recurring expenses including impairments, mainly at Cooke and Beatrix, of R2,796 million (US$212 million), a provision for the expected future occupational healthcare settlement of R1,077 million (US$82 million) as well as net finance expenses of R1,245 million (US$94 million), an increase year-on-year of R1,021 million (US$80 million) due to increased debt and fees related to the Stillwater Transaction (refer to the notes to the financial statement for more detail). This resulted in the Group recording a net loss for the period of R4,803 million (US$364 million) compared with a R88 million (US$6 million) net profit for the comparable period in 2016.

The normalised loss (attributable profit/loss adjusted for gains and losses on foreign exchange and financial instruments, non-recurring items and share of result of equity-accounted investees after tax) for the six months ended 30 June 2017 was R1,002 million (US$76 million).

The Group continues to remain focused on deleveraging the balance sheet and conserving cash resources and therefore, long term growth projects such as the WRTRP remain suspended. Key projects that are an integral component of the life of mine plans, such as the Kloof and Driefontein drop down projects, will continue to receive funding. The payment of cash dividends is also deemed inappropriate until leverage is reduced.

OPERATING REVIEW

SA Region

SA gold operations

The average dollar gold price received of US$1,233/oz for the six months ended 30 June 2017 was similar to that for the comparative period in 2016, however the 14% appreciation of the rand relative to the US dollar from an average of R15.38/US$ to R13.21/US$, resulted in the average rand gold price achieved declining by 13% from R603,427/kg to R523,303/kg.

Gold produced for the six months ended 30 June 2017 was 8% lower than for the comparable period in 2016 to 21,418kg (688,600oz). This was primarily due to the suspension of operations at Cooke 4 during the second half of 2016, the impact of illegal mining at the Cooke Operations, and lower volumes and grades from Beatrix West. As previously mentioned, action has been taken to address these underperforming operations.

Operating costs at the SA gold operations increased in absolute terms, by approximately 3% to R8,923 million (US$676 million), with unit costs 4% higher at R900/tonne milled. Above inflation increases in wages and other costs were partly offset by the cessation of mining operations at Cooke 4. Total cash cost (TCC) and All-in sustaining cost (AISC) increased by 9% and 8%, respectively to R414,902/kg (US$977/oz) and R485,441/kg (US$1,143/oz), reflecting lower gold output. Excluding the cost structures associated with the Cooke Operations and Beatrix West mine, as well as production from these operations, AISC for the SA gold operations would have been approximately R25,000/kg (US$60/oz) lower.

Underground production at the Driefontein Operations of 6,677kg (214,700oz) was marginally higher year-on-year. A 4% decline in yield was offset by a 3% increase in ore milled, to 1.07 million tonnes, due to an increase in development material processed. Gold production from surface sources decreased by 20% to 927kg (29,800oz) due to depletion of higher grade surface resources and a 3% decline in surface throughput to 1.84 million tonnes, due to planned mill maintenance.

The Kloof Operations delivered a strong performance, with underground production increasing by 3% to 6,836kg (219,780oz) and surface production increasing by 6% to 790kg (25,400oz). Higher underground mining volumes resulted in a 15% increase in ore milled to 1.08 million tonnes, which offset a 10% decline in underground yield following a decision to reduce handling costs by processing development material with ore. Surface throughput increased by 43% to 1.7 million tonnes due to an increase in the volume of Venterspost surface material treated at the Ezulwini plant, post the closure of Cooke 4.

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2017       3

At the Beatrix Operations, underground gold production decreased by 6% to 4,357kg (140,100oz), primarily due to a decrease in volumes and lower yields from Beatrix West. Gold production from surface sources decreased by 34% to 144kg (4,600oz), due to a 37% reduction in throughput as surface resources are depleted.

Underground production from the Cooke Operations of 1,308kg (42,000oz) was 52% lower than for the comparable period in 2016, due to the cessation of mining at Cooke 4 and the impact of the industrial action resulting from attempts to address illegal mining at the Cooke Operations. Surface production increased marginally to 379kg (12,200oz) as a result of a small increase in the yield to 0.19g/t due to processing more sand material with a higher grade.

SA PGM operations

The continuing integration of the SA PGM operations has been pleasing, with the solid performance delivered at the end of 2016 being maintained during the first half of 2017. The initial restructuring announced on 26 January 2017 was concluded successfully during the June 2017 quarter and realisation of further cost and operational synergies is well advanced and ahead of previous guidance.

The SA PGM operations delivered attributable 4E PGM production of 590,712oz for the six months ended 30 June 2017, which on an annualised basis, is 7% ahead of previous guidance. TCC of R10,256/4Eoz (US$777/4Eoz) was marginally higher than for the preceding six months ended 31 December 2016. Costs for the six months ended 30 June 2017 include the Rustenburg Operations for the entire period, compared with two months in the previous reporting period, and as such, this reflects a positive improvement in costs and is well below previous TCC guidance for the year of between R11,150/4Eoz and R11,450/4Eoz.

Despite the average 4E PGM basket price for the period remaining subdued at R11,997/4Eoz (US$909/4Eoz), the SA PGM operations recorded a R506 million (US$38 million) operating profit, at an average 8% operating margin. An additional attributable, R195 million (US$15 million) operating profit from Mimosa is not included in reported Group operating profit, but is separately equity accounted under sundry items.

Realised metallurgical chrome prices declined from a peak of US$400/tonne in December 2016, to US$140/tonne at period end, resulting in a negative mark-to-market adjustment of approximately R250 million for the period, with chrome prices having stabilised to above US$170/tonne post June 2017, we expect a positive unwind of this provision during the second half of 2017.

The operational turnaround at the Rustenburg Operations, since their acquisition on 1 November 2016, has exceeded our expectations and plans. 4E PGM production of 406,316oz, was above that forecast for the first half of the year. Average unit costs have declined by 14% since acquisition, with TCC of R10,458/4Eoz (US$792/4Eoz) reported for the period under review. These cost reductions represent tangible and sustainable reductions, with total overheads at the Rustenburg Operations having decreased by approximately 24% (R360 million) as a result of initial restructuring efforts during the integration into the Group.

Sibanye-Stillwater has elected to report AISC (which includes capital expenditure and royalties, net of by-product credits) at its PGM operations for consistency with its SA gold operations. AISC for the Rustenburg Operations of R10,458/4Eoz (US$792/4Eoz) represents a realised negative 3% margin. With further cost and operational synergies expected these operations are close to breakeven despite low PGM spot prices, which is a solid outcome in just eight months under Sibanye-Stillwater management and reflects the benefit already occurring from operational consolidation.

To date, approximately R550 million of the R800 million annual cost and operational synergies which were initially identified, have been achieved, with annualised benefits of approximately R1,000 million. This is significantly earlier than the three year period we had initially forecast to realise these benefits, underpinning the strong rationale for making these acquisitions and for consolidation of the industry. We are confident that these cost reductions have been achieved, and are sustainable.

Kroondal, Mimosa and Platinum Mile reported attributable 4E PGM production of 184,396oz for the six months ended 30 June 2017. Cost performance for the three operations was maintained within guidance.

US Region

US PGM operations

The US PGM operations, comprising the Stillwater Mine, East Boulder Mine, Columbus processing facilities, the recycling operations and the Blitz project have been incorporated into the Sibanye-Stillwater group effective from 4 May 2017.

For the two months under Sibanye-Stillwater control, the US PGM operations reported mined 2E PGM production of 93,725oz at AISC of US$622/2Eoz. On an annualised basis, this compares with reported mined 2E PGM production of 545,300oz and average AISC of US$622/2Eoz for the year ended 31 December 2016. Capital expenditure of US$25 million included US$13 million on the Blitz project. Development of the Blitz project is well ahead of schedule and we are pleased to advise that we expect first production from Blitz in the December 2017 quarter. Approximately US$260 million project capital expenditure was scheduled through to the end of 2019, of which US$145 million has been spent.

Notably, mainly due to the sharp increase in the palladium price in 2017, the average PGM basket price of US$850/2Eoz for the two months, was approximately US$155/2Eoz (or 22%) higher than the average basket price received in 2016. This average basket price implies approximately US$85 million per annum in additional revenue. Should the palladium price remain at current levels, the US Region will continue to finance its own capital, service the financing costs associated with its purchase and contribute significant additional cash flow to the Group.

The industry leading Recycling Operation at Columbus delivered strong growth in recycling volumes, averaging approximately 25.2 tonnes of feed material per day compared with 20.4 tonnes per day during the first half of 2016 and contributed US$3 million to Group operating profit for the two months since acquisition, with the US PGM operations as a whole contributing US$28 million (R374 million) for the two months.

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2017       4

CORPORATE ACTION

The Stillwater Transaction

It was pleasing to note the overwhelming support by shareholders for the Stillwater Transaction, which was successfully concluded on 4 May 2017. The subsequent refinancing of the R2,650 million Stillwater Bridge Facility was also strongly supported, with the US$1,000 million equity capital raise five times oversubscribed and the US$1,050 million corporate bond 100% oversubscribed and competitively priced.

This acquisition has established Sibanye-Stillwater in the top three global producers of both platinum and palladium, with its mix of metals unique in the industry. The strategic benefits of both the geographic and commodity diversification are also already evident, given heightened regulatory and investment uncertainty in South Africa and the robust price gains and positive outlook for palladium.

Refinancing of the residual US$361 million at 30 August 2017 of the Stillwater Bridge Facility is well advanced. A number of financing options are currently available and a decision is expected to be made during the course of the September 2017 quarter, following due consideration of Group strategic requirements and relative financing costs.

Operational restructuring

We have consistently stated that maintaining loss-making operations is not sustainable over an extended period. Cross-subsidising loss making operations erodes value, is a drain on cash flow and, as a result, threatens the sustainability and economic viability of other operations. As responsible operators, we continually review and assess the operating and financial performance of our assets.

In this regard, with ongoing rand strength impacting on revenues and after numerous attempts to address losses at the Cooke Operations and Beatrix West mine, it became necessary to enter into S189 consultations with relevant stakeholders regarding restructuring at the SA gold operations. The underperformance of these assets significantly affected the results for the SA Gold operations which, without these operations, would have reported approximately R25,000/kg lower AISC and substantially enhanced cash flow. The decision to commence with this restructuring process was not taken lightly and all alternatives to closure will be considered during the stipulated consultation period with relevant stakeholders.

The Reviewed Mining Charter

The Reviewed Mining Charter published on 15 June 2017 by the South African Department of Mineral Resources (DMR) contained a number of amendments to the 2016 draft, of which the mining industry, represented by the Chamber of Mines (the Chamber) was not aware. On 26 June 2017, the Chamber applied to the High Court of South Africa for an urgent interdict to prevent the implementation of the Reviewed Mining Charter. The application will be heard on 14 and 15 September 2017.

Sibanye-Stillwater fully supports the Chamber’s application and its view that the Reviewed Mining Charter in its current form will deter investment and cause significant harm to the industry. The negative market reaction to the Reviewed Mining Charter and its specific impact on investor sentiment at the time that Sibanye-Stillwater was issuing its corporate bond, are evidence of this.

Sibanye-Stillwater, and the mining industry in general, has delivered significant transformation and economic upliftment. Consistent with our vision of creating superior value for all stakeholders, we will continue to do so as long as the business remains profitable and sustainable. Capital investment is a prerequisite to ensure ongoing value creation, sustainability and growth, but unfortunately the current uncertain regulatory environment in South Africa is problematic and is not conducive to long term capital investment, resulting in low economic growth and high rates of unemployment.

OUTLOOK

Operationally, the second half of the year is seasonally better in South Africa, and combined with the restructuring initiatives referred to earlier, the outlook for the Group for the rest of the year is significantly better. Implementation of the Sibanye-Stillwater operating model at the SA PGM operations is delivering positive results and as the integration continues, we expect further cost and operational synergies to be realised. The US PGM operations continue to operate well and at current spot PGM prices and with the Blitz project building production, will soon begin to make a significant financial contribution to the Group.

Production and costs for the year from the SA gold operations will depend on the outcome of the S189 consultation process, which is expected to conclude in early to mid-October 2017. Assuming no alternatives to closure are identified, and that the Cooke Operations and Beatrix West mine cease production in the December 2017 quarter, gold production for the year ending 31 December 2017 is forecast at between 42,000kg and 43,000kg (1.35Moz and 1.38Moz). With possible closure only in the last quarter, TCC is forecast at between R415,000/kg and R430,000/kg (US$955/oz and US$990/oz) and AISC between R485,000/kg and R495,000/kg (US$1,115/oz and US$1,140/oz). Total capital expenditure, including Burnstone, is forecast at approximately R3,600 million (US$270 million). The dollar costs are based on an average exchange rate of R13.50/US$.

Production from the SA PGM operations for the year ending 31 December 2017, is forecast to be higher than previous guidance, at between 1,100,000 4Eoz and 1,150,000 4Eoz. TCC is forecast at between R10,400/4Eoz and R10,750/4Eoz (US$770/4Eoz and US$795/4Eoz) and AISC between R10,500/4Eoz and R11,000/4Eoz (US$775/4Eoz and US$815/4Eoz). Due to the robust operational performance to date, capital expenditure which was revised is forecast higher at approximately R1,350 million (US$100 million).

PGM production from the US operations of between 350,000 2Eoz and 380,000 2Eoz is forecast for the eight months ending 31 December 2017, with forecast production for the second half of the year higher than for the first half of the year as a result of the Blitz project delivering first production earlier than initially planned. AISC is forecast at between US$620/2Eoz and US$650/2Eoz, also benefiting from the increase in production from Blitz. Total capital expenditure for the eight months ending 31 December 2017 is forecast at approximately US$115 million.

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2017       5

The Group as whole has undergone significant change and done so under challenging circumstances, with commodity prices subdued and the South African operating environment uncertain. Sibanye-Stillwater is now well positioned to benefit from any upside in precious metal prices.

Neal Froneman

Chief Executive Officer

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2017       6

FINANCIAL AND OPERATING REVIEW OF THE GROUP

For the six months ended 30 June 2017 compared with the six months ended 30 June 2016

Revenue

Revenue increased by 31% to R19,219 million (US$1,455 million) from R14,705 million (US$956 million). This included R5,997 million (US$454 million) from the SA PGM operations and R1,946 million (US$147 million) from the US PGM operations. The increase in revenue at the SA PGM operations was due to the inclusion of the Rustenburg Operations (R4,609 million (US$349 million)) compared with Rnil (US$nil) for the same period in 2016 and the Aquarius Operations (R1,388 million (US$105 million)) for a full six months in 2017 compared with three months from acquisition in 2016 (R688 million (US$45 million)). Revenue from the SA gold operations declined by 20% to R11,276 million (US$854 million) due to a 13% lower average gold price and an 8% decline in gold production year-on-year. The lower production was mainly due to the suspension of operations at Cooke 4, the impact of illegal mining at the Cooke operations, and lower volumes and grade from at Beatrix West.

Operating costs

Operating costs increased by 72% to R15,987 million (US$1,210 million) due to R5,492 million (US$416 million) operating costs from the SA PGM operations compared with R616 million (US$40 million) for the comparable period in 2016 and R1,572 million (US$119 million) from the US PGM operations. Costs at the SA gold operations increased by 3% to R8,923 million (US$676 million). The cessation of mining at Cooke 4 partly offset above inflation increases in wages and other costs.

Operating profit

Group operating profit of R3,233 million (US$245 million) was 40% lower than for the comparable period in 2016 primarily due to the decline in the received gold price and lower production from the SA gold operations. The Group operating margin was 17%, with the SA gold operations’ operating margin 21% compared with 38% for the six months ended 30 June 2016, and the SA PGM operations’ operating margin 8% compared with 10% for the six months ended 30 June 2016. The US PGM operations’ operating margin was 19% for the two months since acquisition.

Capital expenditure

Group capital expenditure of R2,484 million (US$188 million) included R1,634 million (US$124 million) from the SA gold operations, which was marginally lower than for the comparable period in 2016. Attributable capital expenditure from the SA PGM operations of R520 million (US$39 million) for the six months ended 30 June 2017, included ore reserve development of R234 million (US$18 million) and sustaining capital of R286 million (US$22 million), compared with R68 million (US$4 million) in 2016. Capital expenditure from the US PGM operations was R330 million (US$25 million).

Amortisation and depreciation

Amortisation and depreciation of R2,497 million (US$189 million) was 28% higher than for the comparable period in 2016. An additional attributable R327 million (US$25 million) from the SA PGM operations and R313 million (US$24 million) from the US PGM operations was partly offset by lower amortisation and depreciation from the SA gold operations due to the lower production.

Finance expenses

Finance expenses for the six months ended 30 June 2017 were R1,440 million (US$109 million) compared with R385 million (US$25 million). The increase was primarily due to interest on the Stillwater Bridge Facility of R755 million (US$57 million) (30 June 2016: Rnil (US$nil)) and a R177 million (US$13 million) increase in interest on borrowings due to the increase in average indebtedness.

Sibanye-Stillwater’s average outstanding gross debt, excluding the Burnstone Debt, was approximately R17,900 million during the first half of 2017 compared with approximately R3,600 million during the first half of 2016. Sibanye-Stillwater drew down US$2,650 million (R34,000 million) of the Stillwater Bridge Facility to fund the acquisition of Stillwater. The net proceeds of the rights issue of R12,963 million and bond issue of R13,110 million were used to partially repay the Stillwater Bridge Facility. For additional information on Sibanye-Stillwater’s borrowings see note 8 of the financial statements.

Share of results of equity-accounted investee

The R98 million (US$7 million) share of results of equity-accounted investments for the six months ended 30 June 2017, was primarily due to Sibanye-Stillwater’s attributable share of R85 million (US$6 million) in profits from Mimosa, and R17 million (US$1 million) relating to its attributable 33.1% interest in Rand Refinery.

Loss on financial instruments

The net loss on financial instruments of R261 million (US$20 million) for the six months ended 30 June 2017 compared with R1,177 million (US$77 million) for the six months ended 30 June 2016. This primarily consists of R337 million (US$26 million) loss (30 June 2016: Rnil (US$nil)) on a foreign currency forward exchange contract entered into at the beginning of 2017 for the acquisition of Stillwater and R18 million (US$1 million) (30 June 2016: R1,181 million (US$77 million) fair value loss on the Phantom Share Scheme instruments, partly offset by R107 million (US$8 million) gain (30 June 2016: Rnil (US$nil)) on revised estimated cash flows to repay the Burnstone Debt.

The cash-settled share instruments are valued at each reporting date based on the fair value of the instrument at that reporting date. The difference between the reporting date fair value and the initial recognition fair value of these cash-settled share instruments is included in loss/gain on financial instruments in profit or loss. The appreciation in Sibanye-Stillwater’s share price for the six months ended 30 June 2016 of approximately 120%, resulted in the fair value loss of R1,181 million.

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2017       7

Gain on foreign exchange differences

The gain on foreign exchange differences of R335 million (US$25 million) for the six months ended 30 June 2017 compares with R38 million (US$3 million) for the six months ended 30 June 2016. The gain on foreign exchange differences for the six months ended 30 June 2017 was mainly due to exchange gains on the Stillwater Bridge Facility and the Burnstone Debt of R233 million (US$18 million) and R81 million (US$6 million), respectively.

Non-recurring items

Occupational healthcare expense

As a result of the progress made by the Occupational Lung Disease Working Group since 31 March 2017 on a variety of issues, management is now in a position to reliably estimate, within an acceptable range, the Group’s potential share of a possible settlement of the class action claims and related costs. As a result, the Group has provided R1,077 million (US$82 million) before tax, for this obligation which impacts negatively on earnings for the period. For additional information of Sibanye’s occupational healthcare obligation see note 3 of the financial statements.

Impairments

Despite joint efforts by all stakeholders, the continued losses and the pending outcome of the S189 process, which could lead to possible termination of production at the Cooke Operations and Beatrix West mine, led to the Group to take a decision to impair the mining assets by R2,792 million (Cooke 1, 2 and 3: R2,187 million (US$167 million) and Beatrix West: R604 million (US$47 million)) at 30 June 2017.

Transaction costs

Transaction costs of R402 million (US$30 million) incurred during the six months ended 30 June 2017 relate to the Stillwater Transaction. The transaction costs incurred during the six months ended 30 June 2016 related to the Aquarius and Rustenburg Operations acquisitions.

Mining and income tax

Current tax decreased from R494 million (US$32 million) to R39 million (US$3 million) due to the decrease in taxable mining income for the period. The deferred tax decreased from a charge of R12 million (US$1 million) to a credit of R453 million (US$34 million). The deferred tax credit for the six months ended 30 June 2017 was due to the impact of the impairment of Beatrix and the occupational healthcare expense.

The effective tax credit rate of 8% for the six months ended 30 June 2017 was higher than the South African statutory company tax rate of 28% mainly due to the tax effect of non-deductible amortisation and depreciation, finance expenses and transaction costs, and assessed losses and other deductible temporary differences not recognised. The effective tax expense rate of 85% for the six months ended 30 June 2016 was higher than the South African statutory company tax rate of 28% mainly due to the tax effect of assessed losses and other deductible temporary differences not recognised.

Cash flow analysis

Sibanye-Stillwater defines free cash flow as cash from operating activities before dividends paid, less additions to property, plant and equipment.

A free cash outflow of R831 million (US$63 million) compares with an inflow of R1,536 million (US$100 million) for the six months ended 30 June 2016. This was largely due to a R1,396 million (US$61 million) decrease in cash generated from operating activities, a R930 million (US$72 million) increase in interest paid and a R723 million (US$74 million) increase in capital expenditure, partly offset by a R378 million (US$21 million) decrease in royalties and taxation paid.

Cash at 30 June 2017 (after the rights issue of R12,963 million (US$981 million), net loans raised of R16,053 million (US$1,215 million) and acquisition of Stillwater of R23,316 million (US$1,765 million), net of cash acquired) increased to R6,523 million (US$500 million) from R968 million (US$71 million) at 31 December 2016.

Mineral Reserves and Resources

The Stillwater Transaction added attributable 2E Reserves of approximately 21.1Moz and this was the only change in the Mineral Reserves and Resources from what was previously reported by the Group at 31 December 2016.

CHANGES IN BOARD OF DIRECTORS

Chris Chadwick resigned as director on 23 May 2017. Savannah Danson was appointed as a non-executive director on 23 May 2017. Savannah is the founder, chairperson and group Chief Executive Officer of Bunengi Group, she brings a wealth of experience from the finance, mining, infrastructure and media sectors. She is also the chairperson of Parsons Brinckerhoff Proprietary Limited and serves on the boards of Wilson Bayly Holmes-Ovcon Limited, and WSP, a Canadian-listed engineering group.

CAPITALISATION ISSUE

The US$2,200 million cash acquisition of Stillwater was funded through a US$2,650 million bridge loan facility (the Stillwater Bridge Facility) which was raised via a consortium of banks. Sibanye-Stillwater has subsequently refinanced the bulk of the Stillwater Bridge Facility through a US$1,000 million equity rights issue and a US$1,050 million corporate bond, with refinancing of residual US$361 million of the Stillwater Bridge Facility expected during the second half of 2017.

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2017       8

Primarily due to ongoing rand strength against the US dollar non-recurring items Sibanye-Stillwater reported an attributable loss of R4,803 million (US$364 million) for the six-months ended 30 June 2017, compared with attributable earnings of R333 million (US$22 million) for the six months ended 30 June 2016.

Sibanye-Stillwater’s ND:EBITDA increased to 2.6:1 at 30 June 2017. In order to accommodate temporarily elevated leverage for a period, covenants on the Stillwater Bridge Facility, as well as Sibanye-Stillwater’s existing facilities, have been extended to permit ND:EBITDA ratio of 3.5:1 calculated on a quarterly basis, through to 31 December 2018.

Operationally though, the second half of the year is seasonally better in South Africa and with announced restructuring at its gold operations likely to result in significant cost reductions, the outlook for the gold operations is improved. Significant cost and operational synergies have been realised at its SA PGM operations in the first half of 2017 and as the integration continues, further cost and operational synergies are expected to be identified and realised. The newly acquired US PGM operations continue to operate well and at current spot PGM prices (which are 36% higher year-on-year) and with the Blitz project building production, will soon begin to make a significant financial contribution to the Group.

As a result of these considerations the outlook for the Group for the rest of 2017 is significantly better and there is a strong likelihood that the Group as a whole will generate positive cash flow in 2017, which, combined with the refinancing of the remaining Stillwater Bridge Facility, will improve the Group leverage position significantly. In the near term however, cash preservation is prudent and as a result of these factors no interim dividend is being declared.

Accordingly, the Board has resolved to issue and allot fully paid ordinary shares of no par value (ordinary shares) as a capitalisation issue to Sibanye-Stillwater shareholders and American Depositary Receipt (ADR) holders pro rata to their current holding at a ratio of 2  (two) ordinary shares for every 100 (one hundred) ordinary shares held, including ordinary shares underlying ADRs (the Capitalisation Issue). Where a shareholder’s entitlement to the Capitalisation Issue gives rise to a fraction of a share, in respect of fractional entitlements that arise, all allocations of securities will be rounded down to the nearest whole number resulting in allocations of whole securities and a cash payment for the fraction. The weighted average traded price for Wednesday, 4 October 2017, less 10% will be used to determine the cash value. An announcement will be released on Thursday, 5 October 2017 advising shareholders of the cash value determined with regards to transactional entitlements. The bank of New York Mellon, the depositary of the Company’s ADR programme will publish an announcement containing information and dates relevant to the Company’s ADR holders.

The Capitalisation Issue is not a dividend as defined by the Income Tax Act and therefore will not attract Dividends Withholding Tax. The Capitalisation Issue may have tax implications on shareholders, both South African and non-resident and shareholders are advised to obtain appropriate advice from their professional advisors in this regard.

In terms of the Exchange Control Regulations of the Republic of South Africa:

•	Any share certificates that might be issued to non-resident shareholders will be endorsed “Non-Resident”;
•

Any new share certificates controlled in terms of the Exchange Control Regulations will be forwarded to the Authorised Dealer in foreign exchange controlling their blocked assets. Such share certificates will be endorsed “Non- Resident”; and

•	Dividend and residual cash payments due to non-residents are freely transferable from the Republic.

Accordingly shareholders are advised that the Capitalisation Issue in jurisdictions other than South Africa may be restricted by law and accordingly, shareholders in those jurisdictions will not be entitled to receive capitalisation shares (ineligible shareholders). Ineligible shareholders are required to contact their broker, Central Securities Depository Participants (CSDP) or the transfer secretary and inform them that they are unable to participate in the Capitalisation Issue prior to the record date in order to participate in the Capitalisation Issue, being Friday, 22 September 2017. The CSDP shall be responsible for informing the transfer secretaries of all dematerialised shares held by them on behalf of such ineligible foreign shareholders.

The Company’s Corporate Secretary will facilitate the sale of the capitalisation shares for cash in South Africa, and distribute the cash proceeds therefrom (net of applicable fees, expenses, taxes and charges) to the ineligible shareholders in proportion to such ineligible shareholders entitlement to the capitalisation shares.

In accordance with paragraphs 11.17 (b) of the JSE Listings Requirements the following additional information is disclosed:

•	The Capitalisation Issue will be made from Sibanye-Stillwater’s revenue reserves
•	Sibanye-Stillwater currently has 2,125,844,078 ordinary shares in issue
•	Sibanye-Stillwater’s income tax reference number is 9431292151
•	Sibanye-Stillwater’s Auditors are KPMG Inc. and the individual auditor is Henning Opperman

Shareholders are advised of the following dates in respect of the Capitalisation Issue of 2 (two) ordinary shares for every 100 (one hundred) shares held:

•	Last date to trade: Tuesday, 3 October 2017
•	Capitalisation shares listed: Wednesday, 4 October 2017
•	Shares commence trading ex-entitlement: Wednesday, 4 October 2017
•	Record date: Friday, 6 October 2017
•	Accounts with CSDP or broker credited or issuing of new share certificates is expected to be effected: Monday, 9 October 2017

Please note that share certificates may not be dematerialised or rematerialised between Wednesday, 4 October 2017, and Friday, 6 October 2017, both dates inclusive.

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2017       9

SALIENT FEATURES AND COST BENCHMARKS FOR THE SIX MONTHS ENDED 30 JUNE 2017, 31 DECEMBER 2016 AND 30 JUNE 2016

SA gold operations

			SA REGION
			Total SA gold operations			Driefontein		Kloof		Beatrix		Cooke
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface
Production
Tonnes milled/treated	000't	Jun 2017	9,865	3,831	6,034	1,067	1,842	1,076	1,699	1,365	474	323	2,019
		Dec 2016	10,174	4,018	6,156	1,022	2,017	1,072	1,476	1,444	720	480	1,943
		Jun 2016	10,007	4,066	5,941	1,033	1,899	937	1,191	1,418	751	678	2,100
Yield	g/t	Jun 2017	2.17	5.01	0.37	6.26	0.50	6.35	0.46	3.19	0.30	4.05	0.19
		Dec 2016	2.34	5.31	0.40	7.05	0.52	6.59	0.51	3.45	0.31	4.39	0.22
		Jun 2016	2.32	5.10	0.42	6.50	0.61	7.09	0.63	3.26	0.29	4.05	0.18
Gold produced	kg	Jun 2017	21,418	19,178	2,240	6,677	927	6,836	790	4,357	144	1,308	379
		Dec 2016	23,805	21,352	2,453	7,208	1,049	7,062	760	4,975	222	2,107	422
		Jun 2016	23,229	20,726	2,503	6,712	1,161	6,642	746	4,626	218	2,746	378
	000'oz	Jun 2017	688.6	616.6	72.0	214.7	29.8	219.8	25.4	140.1	4.6	42.0	12.2
		Dec 2016	765.4	686.5	78.9	231.8	33.7	227.1	24.4	159.9	7.2	67.7	13.6
		Jun 2016	746.8	666.3	80.5	215.8	37.3	213.5	24.0	148.7	7.0	88.3	12.2
Gold sold	kg	Jun 2017	21,547	19,296	2,251	6,761	927	6,870	790	4,357	144	1,308	390
		Dec 2016	23,676	21,234	2,442	7,124	1,049	7,028	760	4,975	222	2,107	411
		Jun 2016	23,229	20,726	2,503	6,712	1,161	6,642	746	4,626	218	2,746	378
	000'oz	Jun 2017	692.7	620.4	72.3	217.4	29.8	220.9	25.4	140.1	4.6	42.0	12.5
		Dec 2016	761.1	682.6	78.5	229.0	33.7	226.0	24.4	159.9	7.2	67.7	13.2
		Jun 2016	746.8	666.3	80.5	215.8	37.3	213.5	24.0	148.7	7.0	88.3	12.2
Price and costs
Gold price received	R/kg	Jun 2017	523,303			523,062		523,538		523,150		523,734
		Dec 2016	569,535			568,824		569,209		569,078		589,277
		Jun 2016	603,427			603,595		603,384		604,129		601,312
	US$/oz	Jun 2017	1,233			1,232		1,233		1,232		1,234
		Dec 2016	1,268			1,266		1,267		1,267		1,312
		Jun 2016	1,220			1,221		1,220		1,222		1,216
Operating cost	R/t	Jun 2017	900	2,081	150	2,550	194	2,322	181	1,376	162	2,709	82
		Dec 2016	854	1,946	142	2,395	188	2,150	155	1,273	120	2,558	93
		Jun 2016	869	1,937	138	2,354	177	2,471	171	1,219	132	2,062	87
Operating margin	%	Jun 2017	21	21	23	22	26	30	26	18	(2)	(28)	16
		Dec 2016	36	36	38	40	37	43	47	35	32	2	25
		Jun 2016	38	37	45	40	52	42	55	38	24	15	19
Total cash cost[1]	R/kg	Jun 2017	414,902			404,800		370,862		433,215		610,777
		Dec 2016	372,504			350,875		331,818		378,718		555,838
		Jun 2016	381,635			360,130		350,189		384,723		505,410
	US$/oz	Jun 2017	977			953		874		1,020		1,439
		Dec 2016	829			781		739		843		1,238
		Jun 2016	772			728		708		778		1,022
All-in sustaining cost[2]	R/kg	Jun 2017	485,441			474,168		442,650		504,110		678,857
		Dec 2016	451,352			420,763		426,233		453,454		623,550
		Jun 2016	448,922			422,253		427,883		452,044		560,723
	US$/oz	Jun 2017	1,143			1,117		1,043		1,187		1,599
		Dec 2016	1,005			937		949		1,010		1,388
		Jun 2016	908			854		865		914		1,134
All-in sustaining cost margin	%	Jun 2017	7			9		15		4		(30)
		Dec 2016	21			26		25		20		(6)
		Jun 2016	26			30		29		25		7
Capital expenditure
Total capital expenditure[3]	Rm	Jun 2017	1,634.1			534.3		539.9		280.2		73.9
		Dec 2016	2,130.9			583.4		764.4		339.2		136.0
		Jun 2016	1,693.3			468.2		539.8		289.2		113.2
	US$m	Jun 2017	123.6			40.4		40.8		21.2		5.6
		Dec 2016	150.4			41.2		53.8		24.0		9.6
		Jun 2016	110.1			30.4		35.1		18.8		7.4

Average exchange rates for the six months ended 30 June 2017, 31 December 2016 and 30 June 2016 were R13.21/US$, R13.97/US$ and R15.38/US$, respectively.

Figures may not add as they are rounded independently.

[1]

Total cash cost is calculated in accordance with the Gold Institute Industry Standard as cost of sales as recorded in profit or loss, less amortisation and depreciation and off-site (i.e. central) general and administrative (G&A) expenses (including head office costs) plus royalties and production taxes. Total cash cost per kilogram is defined as the average cost of producing a kilogram of gold, calculated by dividing the total cash cost in a period by the total gold sold over the same period.

[2]

All-in sustaining cost is defined as production costs plus all costs relating to sustaining current production and sustaining capital expenditure, and includes (but not limited to) operating costs, share based payments, royalties, rehabilitation costs and sustaining capital expenditure.

[3]

Corporate project expenditure for the six months ended 30 June 2017, 31 December 2016 and 30 June 2016 amounted to R205.8 million (US$15.6 million), R307.9 million (US$21.8 million), and R282.9 million (US$18.4 million), respectively. The majority of this expenditure was on the Burnstone project.

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2017       10

SA and US PGM operations

			GROUP	SA REGION								US REGION
				Total SA PGM operations[1]			Kroondal	Mimosa	Plat Mile	Rustenburg		Stillwater[2]
Attributable			Total	Total	Under- ground	Surface	Attributable	Attributable	Surface	Under- ground	Surface	Under- ground[3]
Production
Tonnes milled/treated	000't	Jun 2017	13,559	13,339	6,005	7,334	1,812	681	4,193	3,512	3,141	220
		Dec 2016	8,920	8,920	3,690	5,230	1,801	685	4,236	1,204	994	-
		Jun 2016	2,692	2,692	1,259	1,433	932	327	1,433	-	-	-
Plant head grade	g/t	Jun 2017	2.27	2.07	3.31	1.05	2.40	3.58	0.66	3.72	1.57	14.74
		Dec 2016	1.74	1.74	3.06	0.82	2.47	3.57	0.65	3.65	1.53	-
		Jun 2016	1.65	1.65	2.78	0.65	2.50	3.57	0.65	-	-	-
Plant recoveries	%	Jun 2017	69.07	66.66	83.09	24.23	81.93	77.60	9.99	84.51	32.24	92.0
		Dec 2016	65.55	65.55	82.26	21.40	82.13	78.39	12.54	84.54	37.42	-
		Jun 2016	65.09	65.09	80.15	8.58	80.96	78.54	8.58	-	-	-
Yield	g/t	Jun 2017	1.57	1.38	2.75	0.25	1.97	2.78	0.07	3.15	0.51	13.24
		Dec 2016	1.14	1.14	2.52	0.17	2.03	2.80	0.08	3.09	0.57	-
		Jun 2016	1.07	1.07	2.23	0.06	2.03	2.81	0.06	-	-	-
PGM production[4]	4Eoz - 2Eoz	Jun 2017	684,437	590,712	530,769	59,943	114,619	60,879	8,898	355,271	51,045	93,725
		Dec 2016	327,990	327,990	298,576	29,414	117,520	61,585	11,098	119,471	18,316	-
		Jun 2016	92,773	92,773	90,198	2,575	60,707	29,491	2,575	-	-	-
Price and costs[5]
Average PGM basket price[6]	R/4Eoz - R/2Eoz	Jun 2017	11,883	11,997	12,037	11,685	12,030	12,015	12,068	12,039	11,618	11,242
		Dec 2016	12,204	12,204	12,197	12,277	12,324	12,590	12,300	11,870	12,263	-
		Jun 2016	12,499	12,499	12,491	12,769	12,578	12,313	12,769	-	-	-
	US$/4Eoz	Jun 2017	900	909	912	885	911	910	914	912	880	850
		Dec 2016	874	874	873	879	882	901	880	850	878	-
		Jun 2016	832	832	831	846	836	822	846	-	-	-
Operating cost[7]	R/t	Jun 2017	469	434	952	58	643	897	14	1,111	116	2,491
		Dec 2016	377	377	861	36	613	902	15	1,209	128	-
		Jun 2016	354	354	735	19	630	1,035	19	-	-	-
	US$/t	Jun 2017	36	33	72	4	49	68	1	84	9	190
		Dec 2016	27	27	62	3	44	65	1	87	9	-
		Jun 2016	24	24	49	1	42	69	1	-	-	-
Operating margin	%	Jun 2017	12	8	5	36	11	24	29	3	37	38
		Dec 2016	10	10	8	35	16	23	39	1	33	-
		Jun 2016	10	10	11	1	11	16	1	-	-	-
Total cash cost[8]	R/4Eoz - R/2Eoz	Jun 2017	9,551	10,256			9,819	10,595	6,687	10,458		5,566
	US$/4Eoz - US$/2Eoz	Jun 2017	723	777			744	802	506	792		425
All-in sustaining cost[9]	R/4Eoz - R/2Eoz	Jun 2017	10,029	10,364			10,307	8,643	6,799	10,458		8,134
	US$/4Eoz - US$/2Eoz	Jun 2017	759	785			781	655	515	792		622
All-in sustaining cost margin	%	Jun 2017	(0)	(2)			5	23	24	(3)		9
Capital expenditure
Total capital	Rm	Jun 2017	954.3	624.6	617.5	7.1	78.9	104.6	5.4	434.0	1.7	329.7
expenditure		Dec 2016	356.8	356.8	356.3	0.5	108.5	99.1	0.5	148.7	-	-
		Jun 2016	128.8	128.8	128.0	0.8	67.3	60.7	0.8	-	-	-
	US$m	Jun 2017	72.3	47.3	46.8	0.5	6.0	7.9	0.4	32.9	0.1	25.0
		Dec 2016	24.8	24.8	24.8	-	7.7	7.0	-	10.1	-	-
		Jun 2016	8.3	8.3	8.2	0.1	4.3	3.9	0.1	-	-	-

Average exchange rates for the six months ended 30 June 2017, 31 December 2016 and 30 June 2016 were R13.21/US$, R13.97/US$ and R15.38/US$, respectively.

Figures may not add as they are rounded independently.

[1]

The SA PGM operations’ results for the six months ended 31 December 2016 include the Rustenburg Operations for two months since acquisition and the results for the six months ended 30 June 2016 include the Aquarius Operations for three months since acquisition.

[2]

The US PGM operations’ results for the six months ended 30 June 2017 include Stillwater for two months since acquisition. Stillwater’s production is converted to metric tonnes. The income and expenses are translated into SA rand at the average exchange rate for the two months ended 30 June 2017.

[3]

In addition to Stillwater’s on-mine underground production, the operation treats various recycling material which is excluded from the underground statistics shown above and is detailed in the PGM recycling table below.

[4]	Production per product – see prill split in the table below.
[5]	The Group and total SA PGM operations’ unit cost benchmarks exclude the financial results of Mimosa, which is equity accounted and excluded from net operating profit.
[6]	PGM revenue per 4E/2E ounce, prior to a purchase of concentrate adjustment.
[7]	Operating costs are all mining related costs calculated as costs of sales before amortisation and depreciation.
[8]

Total cash cost is calculated in accordance with the Gold Institution industry standard as costs of sales as recorded in profit or loss, less amortisation and depreciation and off-site (i.e. central) G&A expenses (including head office costs) plus royalties and production taxes. Total cash costs per 4E/2E ounce is defined as the average cost of producing a 4E/2E ounce, calculated by dividing the total cash cost in a period by the 4E/2E PGM produced over the same period.

[9]

All-in sustaining cost is defined as production costs plus all costs relating to sustaining current production and sustaining capital expenditure, and includes (but not limited to) operating costs, share based payments, royalties, rehabilitation costs and sustaining capital expenditure, and excludes non-4E/2E PGM production.

Mining - Prill split excluding Recycling operations											Recycling Operation
	GROUP		SA REGION						US REGION				US REGION
	Six months ended		Quarter ended		Quarter ended		Quarter ended		Quarter ended				Quarter ended
	Jun 2017		Jun 2017		Dec 2016		Jun 2016		Jun 2017			Unit	Jun 2017[3]
	4Eoz	%	4Eoz	%	4Eoz	%	4Eoz	%	2Eoz	%
Platinum	366,310	54%	345,050	58%	187,316	57%	51,346	55%	21,260	23%	Average tons of catalyst fed/day	Tonne	25.2
Palladium	255,898	37%	183,433	31%	105,134	32%	31,022	33%	72,465	77%	Total tons processed	Tonne	1,541
Rhodium	49,028	7%	49,028	8%	27,586	8%	7,996	9%	-	0%	Tolled tons	Tonne	232
Gold	13,201	2%	13,201	2%	7,954	2%	2,409	3%	-	0%	Purchased tons	Tonne	1,309
PGM production	684,437	100%	590,712	100%	327,990	100%	92,773	100%	93,725	100%	PGM ounces fed	Troy oz	126,400
Ruthenium	77,132		77,132		43,172		12,186		-		PGM ounces sold	Troy oz	94,400
Iridium	17,916		17,916		10,085		3,079		-		PGM tolled ounces returned	Troy oz	28,800
Total	779,485		685,760		381,247		108,038		93,725

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2017      11

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Condensed consolidated income statement

Figures are in millions unless otherwise stated

US dollar					SA rand
Six months ended					Six months ended
Jun 2016	Dec 2016	Jun 2017		Notes	Jun 2017	Dec 2016	Jun 2016
956.1	1,172.0	1,454.9	Revenue		19,219.2	16,536.0	14,704.7
(605.4)	(805.3)	(1,210.2)	Operating costs		(15,986.7)	(11,397.3)	(9,311.8)
350.7	366.7	244.7	Operating profit		3,232.5	5,138.7	5,392.9
(126.5)	(148.8)	(189.0)	Amortisation and depreciation		(2,496.7)	(2,096.5)	(1,945.4)
224.2	217.9	55.7	Net operating profit		735.8	3,042.2	3,447.5
10.5	12.1	14.7	Interest income		194.8	169.6	161.8
(25.0)	(36.5)	(109.0)	Finance expense	2	(1,439.6)	(517.9)	(385.2)
(5.6)	(18.8)	(15.0)	Net other costs		(198.1)	(273.5)	(85.2)
(5.5)	6.4	7.4	Share of results of equity-accounted investees after tax	7	98.1	98.2	(84.9)
(8.9)	(8.5)	(8.8)	Share-based payments		(116.2)	(118.5)	(137.4)
(76.5)	6.1	(19.8)	(Loss)/gain on financial instruments		(261.3)	144.2	(1,177.0)
2.5	12.5	25.3	Gain on foreign exchange differences		334.6	181.7	37.9
115.7	191.2	(49.5)	(Loss)/profit before non-recurring items		(651.9)	2,726.0	1,777.5
3.5	3.0	2.3	Gain on disposal of property, plant and equipment		30.5	42.3	53.1
-	-	(81.5)	Occupational healthcare expense	3	(1,077.2)	-	-
(53.3)	(40.8)	(211.7)	Impairments	4	(2,796.0)	(562.0)	(819.1)
(2.5)	(10.3)	(11.2)	Restructuring costs		(148.0)	(148.8)	(38.9)
(7.4)	(3.3)	(30.4)	Transaction costs	6	(401.6)	(43.4)	(113.6)
-	(16.4)	-	Share-based payment on BEE transaction		-	(240.3)	-
-	165.4	-	Gain on acquisition		-	2,428.0	-
56.0	288.8	(382.0)	(Loss)/profit before royalties and tax		(5,044.2)	4,201.8	859.0
(17.3)	(19.9)	(13.1)	Royalties		(172.9)	(281.1)	(265.5)
38.7	268.9	(395.1)	(Loss)/profit before tax		(5,217.1)	3,920.7	593.5
(32.9)	(51.8)	31.4	Mining and income tax		414.4	(737.8)	(505.4)
(32.1)	(43.6)	(2.9)	- Current tax		(38.9)	(618.1)	(493.7)
(0.8)	(8.2)	34.3	- Deferred tax		453.3	(119.7)	(11.7)

5.8	217.1	(363.7)	(Loss)/profit for the period		(4,802.7)	3,182.9	88.1
			(Loss)/profit for the period attributable to:
21.7	230.5	(363.8)	- Owners of Sibanye-Stillwater		(4,803.7)	3,368.6	333.0
(15.9)	(13.4)	0.1	- Non-controlling interests		1.0	(185.7)	(244.9)
			Earnings per ordinary share[1] (cents)
2	16	(25)	Basic earnings per share	5.1	(324)	237	24
2	16	(25)	Diluted earnings per share	5.2	(324)	237	23
1,412,734	1,418,024	1,484,879	Weighted average number of shares[1] ('000)	5.1	1,484,879	1,418,024	1,412,734
1,418,405	1,420,185	1,484,879	Diluted weighted average number of shares[1] ('000)	5.2	1,484,879	1,420,185	1,418,405
			Headline earnings per ordinary share[1] (cents)
5	7	(11)	Headline earnings per share	5.3	(147)	97	79
5	7	(11)	Diluted headline earnings per share	5.4	(147)	97	79
15.38	13.97	13.21	Average R/US$ rate

1The basic earnings per share (EPS), diluted EPS, weighted average number of shares, diluted weighted average number of shares, headline EPS and diluted headline EPS have been adjusted retrospectively, see note 5 for more detail.

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2017       12

Condensed consolidated statement of other comprehensive income

Figures are in millions unless otherwise stated

US dollar				SA rand
Six months ended				Six months ended
Jun 2016	Dec 2016	Jun 2017		Jun 2017	Dec 2016	Jun 2016
5.8	217.1	(363.7)	(Loss)/profit for the period	(4,802.7)	3,182.9	88.1
			Other comprehensive income
54.4	76.4	51.7	Other comprehensive income, net of tax	(107.5)	(140.9)	9.5
-	-	-	Foreign currency translation adjustments	(113.3)	(140.9)	9.5
			Mark to market valuation	5.8	-	-
54.4	76.4	51.7	Currency translation adjustments[1]	-	-	-

60.2	293.5	(312.0)	Total comprehensive income	(4,910.2)	3,042.0	97.6
			Total comprehensive income attributable to:
76.6	305.9	(312.0)	- Owners of Sibanye-Stillwater	(4,911.2)	3,227.7	342.5
(16.4)	(12.4)	-	- Non-controlling interests	1.0	(185.7)	(244.9)
15.38	13.97	13.21	Average R/US$ rate
[1]	The currency translation adjustments arise on the convenience translation of the SA rand amount to the US dollars. These gains and losses will never be reclassified to profit or loss.

Condensed consolidated statement of financial position

Figures are in millions unless otherwise stated

US dollar					SA rand
As at					As at
Revised[1] Jun 2016	Dec 2016	Jun 2017		Notes	Jun 2017	Dec 2016	Revised[1] Jun 2016
1,986.6	2,485.0	5,150.3	Non-current assets		67,263.1	34,018.1	29,203.5
1,562.5	1,989.8	4,173.2	Property, plant and equipment		54,501.9	27,240.7	22,968.0
77.4	68.4	515.5	Goodwill		6,732.9	936.0	1,137.3
149.1	157.6	165.7	Equity-accounted investments	7	2,164.0	2,157.4	2,192.2
180.6	226.5	246.9	Environmental rehabilitation obligation funds		3,225.0	3,100.5	2,655.5
7.6	26.0	34.9	Other receivables		455.1	355.3	111.6
9.4	16.7	14.1	Deferred tax assets		184.2	228.2	138.9

241.9	562.7	1,173.7	Current assets		15,327.9	7,703.2	3,555.6
37.5	49.4	226.8	Inventories		2,962.0	676.8	550.8
145.2	419.9	395.4	Trade and other receivables		5,164.5	5,747.9	2,134.1
-	22.7	24.0	Other receivables		313.2	310.6	-
-	-	28.0	Tax receivable		365.0	-	-
59.2	70.7	499.5	Cash and cash equivalents		6,523.2	967.9	870.7

2,228.5	3,047.7	6,324.0	Total assets		82,591.0	41,721.3	32,759.1

976.3	1,219.7	1,860.1	Shareholders' equity		24,292.8	16,697.4	14,352.1

696.5	1,372.3	3,327.2	Non-current liabilities		43,453.2	18,787.3	10,238.1
221.0	600.5	1,733.3	Borrowings	8	22,636.7	8,221.5	3,248.6
227.2	290.9	346.8	Environmental rehabilitation obligation		4,529.0	3,982.2	3,340.4
1.1	1.2	1.3	Post-retirement healthcare obligation		16.4	16.3	16.3
-	-	75.6	Occupational healthcare obligation	3	987.9	-	-
-	18.0	22.3	Share-based payment obligations		291.8	246.5	-
2.3	117.9	249.0	Other payables	9	3,252.0	1,613.7	33.2
244.9	343.8	898.9	Deferred tax liabilities		11,739.4	4,707.1	3,599.6

555.7	455.7	1,136.7	Current Liabilities		14,845.0	6,236.6	8,168.9
257.2	55.0	579.8	Borrowings	8	7,571.8	752.3	3,780.3
-	-	6.8	Occupational healthcare obligation	3	89.3	-	-
23.5	17.2	0.7	Share-based payment obligations		8.9	235.2	346.1
264.1	378.5	547.7	Trade and other payables		7,153.1	5,180.5	3,881.7
10.9	5.0	1.7	Tax and royalties payable		21.9	68.6	160.8

2,228.5	3,047.7	6,324.0	Total equity and liabilities		82,591.0	41,721.3	32,759.1
14.70	13.69	13.06	Closing R/US$ rate

1As disclosed in the preliminary results released on 23 February 2017, the condensed consolidated statement of financial position as at 30 June 2016 was revised to reflect the adjustment to the initial accounting in respect of Aquarius Platinum Limited (Aquarius) acquired on 12 April 2016. Adjustments were made to the provisional calculation of the fair values resulting in a decrease of R243.0 million in the fair value of property, plant and equipment, a decrease of R68.1 million in the net deferred tax liability, and an increase of R174.9 million in the reported value of goodwill.

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2017       13

Condensed consolidated statement of changes in equity

Figures are in millions unless otherwise stated

US dollar						SA rand
		Accum-	Non-				Non-	Accum-
Stated	Other	ulated	controlling	Total		Total	controlling	ulated	Other	Stated
capital	reserves	loss	interests	equity		equity	interests	loss	reserves	capital
2,388.6	234.4	(1,665.8)	7.1	964.3	Balance at 31 December 2015	14,984.8	109.8	(9,797.8)	2,938.2	21,734.6
-	54.9	21.7	(16.4)	60.2	Total comprehensive income for the period	97.6	(244.9)	333.0	9.5	-
-	-	21.7	(15.9)	5.8	Profit for the period	88.1	(244.9)	333.0	-	-
-	54.9	-	(0.5)	54.4	Other comprehensive income, net of tax	9.5	-	-	9.5	-
-	-	(54.3)	-	(54.3)	Dividends paid	(825.4)	-	(825.4)	-	-
-	5.3	-	-	5.3	Share-based payments	82.2	-	-	82.2	-
-	-	-	0.8	0.8	Acquisition of subsidiary with non-controlling interests	12.9	12.9	-	-	-
-	-	1.4	(1.4)	-	Transaction with non-controlling interests	-	(21.6)	21.6	-	-
2,388.6	294.6	(1,697.0)	(9.9)	976.3	Balance at 30 June 2016	14,352.1	(143.8)	(10,268.6)	3,029.9	21,734.6
-	75.4	230.5	(12.4)	293.5	Total comprehensive income for the period	3,042.0	(185.7)	3,368.6	(140.9)	-
-	-	230.5	(13.4)	217.1	Profit for the period	3,182.9	(185.7)	3,368.6	-	-
-	75.4	-	1.0	76.4	Other comprehensive income, net of tax	(140.9)	-	-	(140.9)
-	-	(56.4)	(0.1)	(56.5)	Dividends paid	(786.5)	(1.3)	(785.2)	-	-
-	6.4	-	-	6.4	Share-based payments	89.8	-	-	89.8	-
-	-	(23.7)	23.7	-	Transaction with non-controlling interests	-	348.5	(348.5)	-	-
2,388.6	376.4	(1,546.6)	1.3	1,219.7	Balance at 31 December 2016	16,697.4	17.7	(8,033.7)	2,978.8	21,734.6
-	51.8	(363.8)	-	(312.0)	Total comprehensive income for the period	(4,910.2)	1.0	(4,803.7)	(107.5)	-
-	-	(363.8)	0.1	(363.7)	Loss for the period	(4,802.7)	1.0	(4,803.7)	-	-
-	51.8	-	(0.1)	51.7	Other comprehensive income	(107.5)	-	-	(107.5)	-
-	-	(36.7)	-	(36.7)	Dividends paid	(560.2)	(2.0)	(558.2)	-	-
-	7.8	-	-	7.8	Share-based payments	103.3	-	-	103.3	-
981.3	-	-	-	981.3	Rights issue	12,962.5	-	-	-	12,962.5
3,369.9	436.0	(1,947.1)	1.3	1,860.1	Balance at 30 June 2017	24,292.8	16.7	(13,395.6)	2,974.6	34,697.1

Condensed consolidated statement of cash flows

Figures are in millions unless otherwise stated

US dollar					SA rand
Six months ended					Six months ended
Jun 2016	Dec 2016	Jun 2017		Notes	Jun 2017	Dec 2016	Jun 2016
			Cash flows from operating activities
333.3	336.6	144.5	Cash generated by operations		1,909.1	4,708.6	5,126.5
(96.9)	(6.5)	(32.6)	Cash-settled share-based payments paid		(431.2)	(28.8)	(1,489.8)
33.1	(49.3)	120.1	Change in working capital		1,586.4	(746.6)	509.0
269.5	280.8	232.0			3,064.3	3,933.2	4,145.7
4.1	3.5	3.9	Interest received		51.8	48.8	63.4
(11.1)	(18.9)	(83.3)	Interest paid		(1,100.2)	(270.9)	(170.2)
(16.7)	(21.2)	(14.8)	Royalties paid		(195.3)	(299.6)	(256.3)
(31.5)	(48.7)	(12.7)	Tax paid		(167.7)	(691.8)	(484.9)
(53.7)	(56.1)	(42.4)	Dividends paid		(560.2)	(786.5)	(825.4)
160.6	139.4	82.7	Net cash from operating activities		1,092.7	1,933.2	2,472.3

			Cash flows from investing activities
(114.5)	(168.3)	(188.0)	Additions to property, plant and equipment		(2,484.0)	(2,389.7)	(1,761.4)
3.6	3.2	2.5	Proceeds on disposal of property, plant and equipment		33.0	44.4	55.0
(0.2)	(4.9)	(0.2)	Contributions to funds and payment of environmental rehabilitation obligation		(2.6)	(71.4)	(3.3)
(294.0)	(101.2)	(2,073.2)	Investment in subsidiaries		(27,386.4)	(1,500.0)	(4,301.5)
33.7	-	135.7	Cash acquired on acquisition of subsidiaries		1,792.2	0.1	494.1
(1.0)	-	(0.5)	Loan advanced to equity-accounted investee		(7.1)	-	(15.5)
-	-	272.9	Proceeds on disposal of investments		3,605.3	-	-
-	0.3	-	Loan repaid by equity-accounted investee		-	5.4	-
(372.4)	(270.9)	(1,850.8)	Net cash used in investing activities		(24,449.6)	(3,911.2)	(5,532.6)

			Cash flows from financing activities
-	-	981.3	Proceeds from shares issued		12,962.5	-	-
346.3	830.8	4,141.6	Loans raised	8	54,711.0	11,955.0	5,325.5
(127.1)	(679.1)	(2,926.4)	Loans repaid	8	(38,658.3)	(9,879.8)	(1,954.9)
219.2	151.7	2,196.5	Net cash from financing activities		29,015.2	2,075.2	3,370.6

7.4	20.2	428.4	Net increase in cash and cash equivalents		5,658.3	97.2	310.3
5.6	(8.7)	0.4	Effect of exchange rate fluctuations on cash held		(103.0)	-	(157.0)
46.2	59.2	70.7	Cash and cash equivalents at beginning of the period		967.9	870.7	717.4
59.2	70.7	499.5	Cash and cash equivalents at end of the period		6,523.2	967.9	870.7
15.38	13.97	13.21	Average R/US$ rate
14.70	13.69	13.06	Closing R/US$ rate

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2017       14

Notes to the condensed consolidated interim financial statements

1.	Basis of accounting and preparation

The condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards (IFRS), IAS 34 Interim Financial Reporting, the South African Institute of Chartered Accounts Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by Financial Reporting Standards Council and the requirements of the Companies Act of South Africa. The accounting policies applied in the preparation of these interim financial statements are in terms of IFRS and are consistent with those applied in the previous consolidated annual financial statements.

The condensed consolidated income statement, and statements of other comprehensive income and cash flows for the six months ended 31 December 2016 were not reviewed by the Company’s auditor and were prepared by subtracting the reviewed condensed consolidated financial statements for the period ended 30 June 2016 from the audited comprehensive consolidated financial statements for the year ended 31 December 2016.

The US dollar condensed consolidated income statements, and statements of comprehensive income, financial position, changes in equity and cash flows have not been audited. The translation of the financial statements into US dollar is based on the average exchange rate for the period for the condensed consolidated income statement, and statements of other comprehensive income and cash flows, and the period-end closing exchange rate for the statement of financial position. Exchange differences on translation are accounted for in the statement of other comprehensive income. This information is provided as supplementary information only.

The condensed consolidated financial statements for the six months ended 30 June 2017 have been prepared by Sibanye-Stillwater’s Group financial reporting team headed by Alicia Brink. This process was supervised by the Group’s Chief Financial Officer, Charl Keyter and approved by the Sibanye-Stillwater board of directors.

2.Finance expense

Figures in million - SA rand	Six months ended
	Jun 2017	Dec 2016	Jun 2016
Interest charge on:
Borrowings - interest paid	(1,101.3)	(262.4)	(156.1)
- R6.0 billion revolving credit facility (RCF), R4.5 billion Facilities, and other borrowings (Rand Facilities)	(299.5)	(190.8)	(122.3)
- US$350 million RCF	(46.7)	(53.5)	(33.8)
- Stillwater Bridge Facility[1]	(755.1)	(18.1)	-
Borrowings - unwinding of amortised cost	(70.0)	(69.0)	(72.4)
- Burnstone debt	(69.6)	(68.2)	(71.2)
- US$1.05 billion bond	(0.4)	-	-
- R4.5 billion Facilities	-	(0.8)	(1.2)
Environmental rehabilitation obligation	(179.3)	(149.5)	(141.9)
Other	(89.0)	(37.0)	(14.8)
Total finance expense	(1,439.6)	(517.9)	(385.2)

1The interest paid on the Stillwater Bridge Facility includes underwriting fees, commitment fees and interest relating to the facility.

3.Occupational healthcare expense and obligation

Figures in million - SA rand	Six months ended
	Jun 2017	Dec 2016	Jun 2016
Occupational healthcare expense	(1,077.2)	-	-

Class and individual actions

During 2012 and 2014, two court applications were served on Sibanye-Stillwater and its subsidiaries (as well as other mining companies) by various applicants purporting to represent classes of mine workers (and where deceased, their dependents) who were previously employed by or who are employees of, among others, Sibanye-Stillwater or any of its subsidiaries and who allegedly contracted silicosis and/or tuberculosis.

These are applications in terms of which the court is asked to certify a class action to be instituted by the applicants on behalf of the classes of affected people. According to the applicants, these are the first and preliminary steps in a process, where if the court were to certify the class action, the applicants will in the second stage bring an action wherein they will attempt to hold Sibanye-Stillwater and other mining companies liable for silicosis and/or tuberculosis and the resultant consequences. The applicants contemplate dealing in the second stage with what the applicants describe as common legal and factual issues regarding the claims arising for the whole of the classes. If the applicants are successful in the second stage, they envisage that individual members of the classes could later submit individual claims for damages against Sibanye-Stillwater and the other mining companies. These applications do not identify the number of claims that could be instituted against Sibanye-Stillwater and the other mining companies or the quantum of damages the applicants may seek. Sibanye-Stillwater has opposed the applications. The two class actions were consolidated into one application on 17 October 2014. In terms of the consolidated application, the court was asked to allow the class actions to be certified.

On 13 May 2016, the High Court ordered, among other things: (1) the certification of two classes: (a) a silicosis class comprising current and former mine workers who have contracted silicosis and the dependents of mine workers who have died of silicosis; and (b) a tuberculosis class comprising current and former mine workers who have worked on the mines for a period of not less than two years and who have contracted pulmonary tuberculosis and the dependents of deceased mine workers who died of pulmonary tuberculosis; and (2) that the common law be developed to provide that, where a claimant commences suing for general damages and subsequently dies before close of pleadings, the claim for general damages will transmit to the estate of the deceased claimant.

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2017       15

The progression of the classes certified will be done in two phases: (i) a determination of common issues, on an opt-out basis, and (ii) the hearing and determination of individualised issues, on an opt-in basis. In addition, costs were awarded in favour of the claimants. The High Court ruling did not represent a ruling on the merits of the cases brought by the Claimants. The amount of damages has not yet been quantified for any of the claimants in the Consolidated Class Application or for any other members of the classes.

Sibanye-Stillwater and the other respondents believed that the judgment addressed a number of highly complex and important issues, including a far reaching amendment of the common law, that have not previously been considered by other courts in South Africa. The High Court itself found that the scope and magnitude of the proposed claims is unprecedented in South Africa and that the class action would address novel and complex issues of fact and law. The respondents applied for leave to appeal against the judgement because they believed that the court’s ruling on some of these issues is incorrect and that another court may come to a different decision.

On 24 June 2016, the High Court granted the mining companies leave to appeal against the finding amending the common law in respect of the transmissibility of general damages claims. It refused leave to appeal on the certification of silicosis and tuberculosis classes. On 15 July 2016, Sibanye-Stillwater and the other respondents each filed petitions to the Supreme Court of Appeal for leave to appeal against the certification of the two separate classes for silicosis and tuberculosis. In an attempt to shorten any delay due to an appeal process, it is permissible to request that the appeals be dealt with on an expedited basis. On 21 September 2016, the Supreme Court of Appeal granted the respondents leave to appeal against all aspects of the class certification judgment of the South Gauteng High Court delivered in May 2016. The appeal hearing before the Supreme Court of Appeal is scheduled to be heard between 19 and 23 March 2018.

Working Group

The Occupational Lung Disease Working Group (the Working Group) was formed in 2014 to address issues relating to compensation and medical care for occupational lung disease in the South African gold mining industry. The Working Group had extensive engagements with a wide range of stakeholders since its formation, including government, organised labour, other mining companies and the legal representatives of claimants who have filed legal actions against the companies.

The Working Group, made up of African Rainbow Minerals Limited, Anglo American South Africa Limited, AngloGold Ashanti Limited, Gold Fields Limited, Harmony Gold Mining Company Limited and Sibanye-Stillwater, remains of the view that achieving a comprehensive settlement which is both fair to past, present and future employees and sustainable for the sector, is preferable to protracted litigation.

The members of Working Group are among respondent companies in a number of legal proceedings related to occupational lung disease, including the class action referred to above. These companies do not believe that they are liable in respect of the claims brought, and they are defending these. The companies do, however, believe that they should work together to seek a solution to this South African mining industry legacy issue. The Working Group will continue with its efforts to find common ground with all stakeholders, including government, labour and the claimants’ legal representatives.

Obligation recognised

As a result of the ongoing work of the Working Group and engagements with affected stakeholders since 31 March 2017, it has now become possible for Sibanye-Stillwater to reasonably estimate its share of the estimated cost in relation to the Working Group of a possible settlement of the class action claims and related costs. As a result, Sibanye-Stillwater has provided an amount of R1,077.2 million for this obligation in the statement of financial position as at 30 June 2017. The nominal value of this provision is R1,493.0 million. The ultimate outcome of these matters remains uncertain, with a possible failure to reach a settlement or to obtain the requisite court approval for a potential settlement. The provision is consequently subject to adjustment in the future, depending on the progress of the Working Group discussions, stakeholder engagements and the ongoing legal proceedings.

Reconciliation of the occupational healthcare obligation:

Figures in million - SA rand	As at
	Jun 2017	Dec 2016	Jun 2016
Occupational healthcare expense (charge to profit or loss)	1,077.2	-	-
Balance at end of the period	1,077.2	-	-
Current portion of occupational healthcare obligation	(89.3)
Non-current portion of occupational healthcare obligation	987.9	-	-

4.Impairments

Figures in million - SA rand	Six months ended
	Jun 2017	Dec 2016	Jun 2016
Impairment of property, plant and equipment	(2,791.5)	(355.0)	(816.7)
Impairment of loan to equity-accounted investee	(4.5)	(5.7)	(2.4)
Impairment of goodwill	-	(201.3)	-
Total impairments	(2,796.0)	(562.0)	(819.1)

Impairment of Cooke Operations and Beatrix West mine

Ongoing losses experienced at the Cooke 1, 2 and 3 Operations and Beatrix West mine negatively affect group cash flow as well as the sustainability and economic viability of other operations in the Southern Africa region. In this regard, after numerous attempts to address the losses, it became necessary to enter into consultations in terms of Section 189 of the Labour Relations ACT 66 of 1995 (S189) with relevant stakeholders regarding restructuring at the SA gold operations. As a result a decision was taken during the six months ended 30 June 2017, to impair the Cooke 1, 2 and 3 mining assets by R2,187.8 million and the Beatrix West assets by R603.7 million. These impairments were based on the estimated fair value less cost to sell over the life of mine calculated as expected discounted cash flows from the expected gold reserves and costs to extract the gold.

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2017       16

5.Earnings per share

5.1 Basic earnings per share

	Six months ended
		Restated	Restated
	Jun 2017	Dec 2016	Jun 2016
Weighted average number of shares
Ordinary shares in issue (’000)	2,125,844	929,004	923,902
Adjustment for weighting of ordinary shares in issue[1] (’000)	(640,965)	489,020	488,832
Adjusted weighted average number of shares (’000)	1,484,879	1,418,024	1,412,734
(Loss)/profit attributable to owners of Sibanye-Stillwater (SA rand million)	(4,803.7)	3,368.6	333.0
Basic earnings per share (EPS) (cents)	(324)	237	24

1 During the six months ended 30 June 2017, the Sibanye-Stillwater raised capital of R12,962.5 million from a rights issue, when 1,195,787,294 ordinary shares were issued with 9 new ordinary shares issued for every 7 existing ordinary share held. As a result, the EPS figures have been adjusted retrospectively as required by IAS 33 Earnings per share. For the calculation of the EPS, the number of shares held prior to 14 June 2017 has been adjusted by a factor of 1.53 to reflect the bonus element of the rights issue.

5.2 Diluted earnings per share

	Six months ended
		Restated	Restated
	Jun 2017	Dec 2016	Jun 2016
Weighted average number of shares
Weighted average number of shares (’000)	1,484,879	1,418,024	1,412,734
Ordinary shares that may be issued in the future[1] (’000)	-	2,161	5,671
Diluted weighted average number of shares (’000)	1,484,879	1,420,185	1,418,405
Diluted basic EPS (cents)	(324)	237	23

1 Potential ordinary shares of 5,576,630 were excluded from the diluted weighted average number of shares as these are anti-dilutive.

5.3 Headline earnings per share

Figures in million - SA rand	Six months ended
		Restated	Restated
	Jun 2017	Dec 2016	Jun 2016
(Loss)/profit attributable to owners of Sibanye-Stillwater	(4,803.7)	3,368.6	333.0
Gain on disposal of property, plant and equipment	(30.5)	(42.3)	(53.1)
Impairments	2,796.0	562.0	819.1
Gain on acquisition	-	(2,428.0)	-
Taxation effect of re-measurement items	(143.6)	(87.6)	14.9
Headline earnings	(2,181.8)	1,372.7	1,113.9
Headline EPS (cents)	(147)	97	79

5.4 Diluted headline earnings per share

	Six months ended
		Restated	Restated
	Jun 2017	Dec 2016	Jun 2016
Diluted headline EPS (cents)	(147)	97	79

6. Stillwater acquisition

On 9 December 2016, Sibanye-Stillwater announced it had reached a definitive agreement to acquire Stillwater Mining Company (Stillwater) for US$18 per share in cash, or US$2,200 million in aggregate (the Stillwater Transaction). On 25 April 2017, at the shareholders meeting of Sibanye-Stillwater, the Sibanye-Stillwater shareholders approved the proposed Stillwater Transaction by voting in favour of the various resolutions to give effect to the Stillwater Transaction and at the shareholders meeting of Stillwater, the requisite majority of Stillwater shareholders resolved to approve the Stillwater Transaction. Sibanye-Stillwater obtained control (100%) of Stillwater on this date. The effective date of the implementation of the Stillwater Transaction was 4 May 2017, when Sibanye-Stillwater took over legal ownership of Stillwater.

For the two months ended 30 June 2017, Stillwater contributed revenue of US$148.7 million (R1,946.5 million) and a loss of US$5.2 million (R67.7 million) to the Group’s results.

The purchase price allocation has been prepared on a provisional basis in accordance with IFRS 3  Business Combinations.

If new information obtained within one year of the acquisition date, about facts and circumstances that existed at the acquisition date, identifies adjustments to the below amounts or any additional provisions that existed at the date of acquisition, then the accounting for the acquisition will be revised.

Consideration

The consideration paid is as follows:

Figures in million
	Notes	US dollar	Jun 2017
Cash		2,080.7	27,174.5
Liability raised in respect of discenting shareholders	9	104.5	1,364.3
Settlement of share-based payment awards (cash)		16.2	211.9
Total consideration		2,201.4	28,750.7

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2017       17

Acquisition related costs

The Group incurred acquisition related costs of R401.6 million on advisory and legal fees. These costs are recognised as transaction costs in profit or loss.

Identified assets acquired and liabilities assumed

The following table summarises the recognised amounts of assets acquired and liabilities assumed at the acquisition date:

Figures in million
	Notes	US dollar	SA rand
Property, plant and equipment		2,302.6	30,072.3
Other non-current assets		6.9	90.8
Inventories		159.7	2,085.4
Current investments		278.9	3,642.2
Cash and cash equivalents		137.2	1,792.2
Other current assets		37.3	487.3
Environmental rehabilitation obligation		(23.9)	(312.1)
Deferred tax liabilities		(576.8)	(7,533.0)
Other non-current liabilities		(19.9)	(260.3)
Borrowings	8	(454.6)	(5,937.6)
Trade and other payables		(88.1)	(1,150.1)
Other current liabilities		(1.8)	(23.3)
Total fair value of identifiable net assets acquired		1,757.5	22,953.8

The fair value of assets and liabilities excluding property, plant and equipment, inventories and borrowings approximate their carrying value. The fair value of property, plant and equipment was based on the expected discounted cash flows of the expected ore reserves and costs to extract the ore discounted at a real discount rate of 9.2% for the Stillwater and East Boulder mines and Columbus metallurgical complex, and 10.9% for the Blitz project, an average platinum price of US$1,375/oz and an average palladium price of US$880/oz. The fair value of borrowings (Convertible Debentures) was based on the settlement price.

Goodwill

Goodwill has been recognised as follows:

Figures in million
	US dollar	SA rand
Consideration	2,201.4	28,750.7
Fair value of identifiable net assets	(1,757.5)	(22,953.8)
Goodwill	443.9	5,796.9

The goodwill is attributable to the premium paid, and talent and skills of Stillwater’s workforce.

The allocation of goodwill has been provisionally allocated to the Stillwater group of cash-generating units. None of the goodwill recognised is expected to be deducted for tax purposes.

7.Equity-accounted investments

The Group holds the following equity-accounted investments:

Figures in million - SA rand	As at
	Jun 2017	Dec 2016	Jun 2016
Mimosa	2,038.8	2,049.3	2,046.8
Rand Refinery[1]	90.9	72.4	93.9
Other equity-accounted investments	34.3	35.7	51.5
Total equity-accounted investments	2,164.0	2,157.4	2,192.2

1  Sibanye-Stillwater has a 33.1% interest in Rand Refinery Proprietary Limited (Rand Refinery) which is accounted for using the equity method. The shareholders of Rand Refinery entered into and finalised agreements which result in the conversion of the loan (of R403.9 million) into preference shares.

Mimosa

Sibanye-Stillwater has a 50% interest in Mimosa Investments Limited (Mimosa), which owns and operates the Mimosa mine.

The equity-accounted investment in Mimosa movement for the year is as follows:

Figures in million - SA rand	As at
	Jun 2017	Dec 2016	Jun 2016
Balance at beginning of the period	2,049.3	2,046.8	-
Share of results of equity-accounted investee after tax	85.1	143.9	(29.0)
Foreign currency translation	(95.6)	(141.4)	9.1
Equity-accounted investment on acquisition of subsidiaries	-	-	2,066.7
Balance at end of the period	2,038.8	2049.3	2,046.8

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2017       18

8.Borrowings

Figures in million - SA rand		As at
	Notes	Jun 2017	Dec 2016	Jun 2016
Balance at beginning of the period		8,973.8	7,028.9	3,803.6
Borrowings acquired on acquisition of subsidiary	6	5,937.6	-	-
Loans raised		54,711.0	11,955.0	5,325.5
- R6.0 billion RCF		800.0	5,100.0	-
- US$350 million RCF		492.9	554.0	2,217.5
- Stillwater Bridge Facility		34,000.3	-	-
- US$1.05 billion bond		13,109.5	-	-
- R4.5 billion Facilities		-	-	1,936.4
- Other borrowings		6,308.3	6,301.0	1,171.6
Loans repaid		(38,658.3)	(9,879.8)	(1,954.9)
- R6.0 billion RCF		-	-	-
- US$350 million RCF		-	(558.3)	(653.3)
- Stillwater Bridge Facility		(25,739.1)	-	-
- Stillwater Convertible Debentures		(5,861.4)	-	-
- Other borrowings		(7,057.8)	(6,071.5)	(651.6)
- R4.5 billion Facilities		-	(3,250.0)	(650.0)
Unwinding of loans recognised at amortised cost		70.0	69.0	72.4
(Gain)/loss on revised estimated cash flows		(107.0)	29.3	-
Gain on foreign exchange differences		(718.6)	(220.8)	(196.4)
Franco-Nevada settlement (non-cash)		-	(7.8)	(21.3)
Balance at end of the period		30,208.5	8,973.8	7,028.9
Borrowings consist of:
- R6.0 billion RCF		5,900.0	5,100.0	-
- US$350 million RCF		1,828.4	1,369.0	1,470.0
- Stillwater Bridge Facility		7,566.6	-	-
- Stillwater Convertible Debentures		3.4	-	-
- US$1.05 billion bond		13,274.6	-	-
- Burnstone Debt		1,633.7	1,752.6	1,778.6
- Franco Nevada liability		1.8	2.7	11.1
- Other borrowings		-	749.5	520.0
- R4.5 billion Facilities		-	-	3,249.2
Borrowings		30,208.5	8,973.8	7,028.9
Current portion of borrowings		(7,571.8)	(752.3)	(3,780.3)
Non-current borrowings		22,636.7	8,221.5	3,248.6

8.1 US$1.05 billion bond

On 27 June 2017 Sibanye-Stillwater completed a two tranche US$1.05 billion international corporate bond offering (the Notes). The proceeds of the bond offering were applied to the partial repayment of the Stillwater Bridge Facility raised for the acquisition of Stillwater.

Terms of the Notes

Facility:US$500 million 6.125% Senior Notes due 2022 (the 2022 Notes)

US$550 million 7.125% Senior Notes due 2025 (the 2025 Notes)

Interest rate:2022 Notes: 6.125%

2025 Notes: 7.125%

Term of the Notes:2022 Notes: Five years

2025 Notes: Eight years

Issuer:Stillwater Mining Company

Guarantors:Each of the Notes will be fully and unconditionally guaranteed, jointly and severally by the Guarantors (Kroondal Operations Proprietary Limited, Rand Uranium Proprietary Limited, Sibanye Rustenburg Platinum Mines Proprietary Limited and Sibanye Gold Limited). The Guarantees will rank equally in right of payment to all existing and future senior debt of the Guarantors.

8.2 Capital management

Debt maturity

The following are contractually due, undiscounted cash flows resulting from maturities of financial liabilities:

Figures in million - SA rand		Jun 2017
	Total	Within one year	Between one and four years	Five years and later
R6.0 billion RCF	5,900.0	-	5,900.0	-
US$350 million RCF	1,828.4	-	1,828.4	-
Stillwater Bridge Facility[1]	7,566.6	7,566.6	-	-
Stillwater Convertible Debentures	3.4	3.4	-	-
US$1.05 billion bond	13,713.0	-	-	13,713.0
Burnstone Debt	2,221.5	-	101.7	2,119.8
Franco Nevada liability	1.8	1.8	-	-

1 On 21 July Sibanye-Stillwater repaid US$218.2 million and at 30 August 2017 US$361.1 million remains drawn under the Stillwater Bridge Facility.

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2017       19

Net debt to EBITDA

Figures in million – SA Rand	As at
	Jun 2017	Dec 2016	Jun 2016
Borrowings[1]	28,574.8	7,221.2	5,250.3
Cash and cash equivalents[2]	6,481.8	928.4	837.6
Net debt[3]	22,093.0	6,292.8	4,412.7
EBITDA[4]	8,371.2	10,531.6	9,363.9
Net debt to EBITDA (ratio)[5]	2.6	0.6	0.5

1  Borrowings are only those borrowings that have recourse to Sibanye. Borrowings thus exclude the Burnstone Debt.

2 Cash and cash equivalents exclude cash of Burnstone.

3 Net debt represents borrowings and bank overdraft less cash and cash equivalents. Borrowings are only those borrowings that have recourse to Sibanye-Stillwater and therefore exclude the Burnstone Debt. Net debt excludes Burnstone cash and cash equivalents.

4 Earnings before interest, taxes, depreciation and amortisation (EBITDA) is defined as net operating profit before depreciation and amortisation. EBITDA may not be comparable to similarly titled measures of other companies. Management believes that EBITDA is used by investors and analysts to evaluate companies in the mining industry. EBITDA is not a measure of performance under IFRS and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with IFRS.

5Net debt to EBITDA ratio is defined as net debt as at the end of a reporting period divided by EBITDA of the last 12 months ending on the same reporting date.

9.Other payables

Figures in million - SA rand		As at
	Notes	Jun 2017	Dec 2016	Jun 2016
Dissenting shareholders	6	1,378.8	-	-
Deferred payment		1,651.5	1,577.4	-
Other non-current payables		221.7	36.3	33.2
Other payables		3,252.0	1,613.7	33.2

10.Fair value of financial assets and financial liabilities, and risk management

10.1 Measurement of fair value

The fair value of financial instruments is estimated based on ruling market prices, volatilities and interest rates at 30 June 2017.

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1: unadjusted quoted prices in active markets for identical asset or liabilities;

Level 2: inputs other than quoted prices in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following tables set out the Group’s significant financial instruments measured at fair value by level within the fair value hierarchy:

Figures in million - SA rand
	Jun 2017			Dec 2016			Jun 2016
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets measured at fair value
- Environmental rehabilitation obligation funds	2,735.1	489.9	-	2,630.6	469.9	-	2,197.9	457.6	-
- Trade receivables - PGM sales	3,896.7	-	-	4,001.9	-	-	905.6	-	-

10.2 Risk management activities

Liquidity risk: working capital and going concern assessment

For the six months ended 30 June 2017, the Group incurred a loss of R4,802.7 million (30 June 2016: profit of R88.1 million). As at 30 June 2017 the Group’s current assets exceeded its current liabilities by R483.0 million (31 December 2016: R1,466.6 million).

Sibanye-Stillwater funded the Stillwater Transaction through a $2,650 million bridge loan facility maturing on 4 May 2018. Following the rights issue by Sibanye-Stillwater of approximately US$1,000 million and the bond offering by Stillwater of $1,050 million,  at 30 August 2017 US$361 million (residual) of the Stillwater Bridge Facility remains drawn and a further US$76 million remains available for drawdowns. To enhance its capital structure and financing mix, Sibanye-Stillwater is evaluating additional financing structures, which may include, among others, a private equity placing, bank debt, streaming facilities and/or the issuance of convertible bonds, all of which are being assessed considering prevailing market conditions, exchange rates and commodity prices. Sibanye-Stillwater’s objectives are to maintain a strong statement of financial position, preserving its long term financial flexibility and underpinning its ability to deliver sustainable returns to shareholders. These financing structures, and the refinancing of the residual of the Stillwater Bridge Facility, is expected to be underwritten and implemented by a consortium, selected from the Stillwater Bridge Facility arranging and funding banks, before the end of 2017.

The Stillwater Bridge Facility, as well as Sibanye-Stillwater’s existing facilities, permit a leverage (or net debt to EBITDA) ratio of 3.5:1 through to 31 December 2018, calculated on a quarterly basis. The leverage ratio provides for pro forma adjustments to include EBITDA from acquired businesses in the calculation. Sibanye-Stillwater’s leverage ratio is expected to peak at no more than 3.0:1. Consistent with its long-term strategy, Sibanye-Stillwater plans to deleverage over time to its targeted leverage ratio of no greater than 1.0:1.

The Group has committed unutilised debt facilities of R3,835 million at 30 June 2017.

The directors believe that the cash generated by its operations, cash on hand and the remaining balance of the Group’s revolving credit facilities will enable the Group to continue to meet its obligations as they fall due. The condensed consolidated interim financial statements for the period ended 30 June 2017, therefore, have been prepared on a going concern basis.

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2017       20

11.Contingent liabilities

Dissenting shareholders

Following the closing of the Stillwater Transaction on 4 May 2017, three Petitions for Appraisal of Stock were filed in the Chancery Court for the State of Delaware. The first action, captioned Blue Mountain Credit Alternatives Master Fund L.P. et al. vs. Stillwater Mining Company, Case No. 2017-0385-JTL, was filed 19 May 2017 on behalf of holders of a purported 4,219,523 shares of common stock of Stillwater. The second action, captioned Brigade Leveraged Capital Structures Fund Ltd. et al. vs. Stillwater Mining Company, Case No. 2017-0389-JTL, was filed 22 May 2017 on behalf of holders of a purported 1,200,000 shares of common stock of Stillwater. The third action, captioned Hillary Shane Revocable Trust, et al. vs. Stillwater Mining Company, Case No. 2017-0400-JTL, was filed 26 May 2017 on behalf of holders of a purported 384,000 shares of common stock of Stillwater. At this point, the total number of shares of Stillwater common stock for which appraisal has been demanded and not requested to be withdrawn is approximately 5,803,623, inclusive of the shares purportedly held by Petitioners in the three appraisal actions. Each of the three appraisal actions seeks a determination of the fair value of the shares of the common stock of Stillwater under Section 262 of the General Corporation Law of the State of Delaware (DGCL). Petitioners seek a judgment awarding them, among other things, the fair value of their Stillwater shares plus interest. A hearing to consolidate the three appraisal actions was scheduled for 14 August 2017. To date, no scheduling order has been entered by the Court, and the parties are currently engaged in discovery. Because the appraisal actions are in the early stages, the court’s determination as to fair value of the shares is currently unknown. Accordingly, for accounting purposes only, we have used the merger price of US$18.00 per share in estimating our contingent liability relating to the shares for which appraisal has been demanded (see note 6 and 9); however, fair value may ultimately be determined by the court to be equal to, or different from, the merger price.

12.Events after the reporting period

There were no events that could have a material impact on the financial results of the Group after 30 June 2017, other than those discussed below.

Consultation on restructuring of SA gold operations

On 3 August 2017, Sibanye-Stillwater entered into S189 consultations with relevant stakeholders regarding the restructuring of its SA gold operations pursuant to ongoing losses experienced at the Cooke Operations and Beatrix West mine (see note 4).

Capitalisation issue

As a result of various temporary factors discussed elsewhere in this report, an interim dividend was not declared. Instead, the Board approved a capitalisation issue in the form of 2 (two) new shares for every 100 (one hundred) held. This is not reflected in these financial statements.

13.Review report of the independent auditor

These condensed consolidated interim financial statements for the six months ended 30 June 2017, have been reviewed by the Company’s auditor, KPMG Inc., who expressed an unmodified review conclusion.

The auditor’s report does not necessarily report on all of the information contained in these financial results. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor’s engagement they should obtain a copy of the auditor’s report together with the accompanying financial information from the Company’s registered office.

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2017       21

Segment financial results

Figures are in millions unless otherwise stated

	For the six months ended 30 June 2017
	GROUP	SA REGION													US REGION[1]
Figures in million - SA rand	Total	Total SA Region	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	Cor- porate	Total SA PGM	Kroondal	Platinum Mile	Mimosa	Rusten- burg	Cor- porate	Stillwater
Revenue	19,219.2	17,272.8	11,275.7	4,021.3	4,010.3	2,354.7	889.4	-	5,997.1	1,304.0	84.1	805.9	4,609.0	(805.9)	1,946.4
Underground	16,325.4	15,440.0	10,100.3	3,537.4	3,597.1	2,279.8	686.0	-	5,339.7	1,304.0	-	805.9	4,035.7	(805.9)	885.4
Surface	1,832.8	1,832.8	1,175.4	483.9	413.2	74.9	203.4	-	657.4	-	84.1	-	573.3	-	-
Recycling	1,061.0	-	-	-	-	-	-	-	-	-	-	-	-	-	1,061.0
Operating costs	(15,986.7)	(14,414.3)	(8,922.7)	(3,105.1)	(2,817.5)	(1,954.8)	(1,045.3)	-	(5,491.6)	(1,165.6)	(59.5)	(610.9)	(4,266.5)	610.9	(1,572.4)
Underground	(13,627.6)	(13,079.6)	(8,011.5)	(2,748.3)	(2,509.8)	(1,878.2)	(875.2)	-	(5,068.1)	(1,165.6)	-	(610.9)	(3,902.5)	610.9	(548.0)
Surface	(1,334.7)	(1,334.7)	(911.2)	(356.8)	(307.7)	(76.6)	(170.1)	-	(423.5)	-	(59.5)	-	(364.0)	-	-
Recycling	(1,024.4)	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,024.4)
Operating profit	3,232.5	2,858.5	2,353.0	916.2	1,192.8	399.9	(155.9)	-	505.5	138.4	24.6	195.0	342.5	(195.0)	374.0
Underground	2,697.8	2,360.4	2,088.8	789.1	1,087.3	401.6	(189.2)	-	271.6	138.4	-	195.0	133.2	(195.0)	337.4
Surface	498.1	498.1	264.2	127.1	105.5	(1.7)	33.3	-	233.9	-	24.6	-	209.3	-	-
Recycling	36.6	-	-	-	-	-	-	-	-	-	-	-	-	-	36.6
Amortisation and depreciation	(2,496.7)	(2,183.7)	(1,856.5)	(532.0)	(676.1)	(394.5)	(241.8)	(12.1)	(327.2)	(102.2)	(1.4)	(97.8)	(228.6)	102.8	(313.0)
Net operating profit	735.8	674.8	496.5	384.2	516.7	5.4	(397.7)	(12.1)	178.3	36.2	23.2	97.2	113.9	(92.2)	61.0
Interest income	194.8	179.7	108.8	35.2	28.2	13.6	20.0	11.8	70.9	13.3	1.4	8.7	44.8	2.7	15.1
Finance expense	(1,439.6)	(1,266.9)	(1,108.7)	(114.3)	(125.8)	(66.9)	(39.4)	(762.3)	(158.2)	(0.3)	-	(5.2)	(118.7)	(34.0)	(172.7)
Share-based payments	(116.2)	(114.5)	(114.5)	(2.5)	(1.8)	(1.3)	-	(108.9)	-	-	-	-	-	-	(1.7)
Net other costs	(26.7)	(22.0)	(43.4)	(16.1)	(14.8)	(36.3)	(171.0)	194.8	21.4	(37.5)	(17.3)	36.3	(5.5)	45.4	(4.7)
Non-recurring items	(4,392.3)	(4,388.0)	(4,302.7)	(4.1)	(3.4)	(606.8)	(2,196.8)	(1,491.6)	(85.3)	(8.0)	-	-	(72.8)	(4.5)	(4.3)
Royalties	(172.9)	(172.9)	(140.8)	(46.7)	(69.5)	(20.1)	(4.5)	-	(32.1)	(2.5)	-	(34.1)	(29.6)	34.1	-
Current taxation	(38.9)	(63.9)	(63.0)	(5.4)	(89.2)	(1.3)	-	32.9	(0.9)	-	(0.5)	(16.1)	-	15.7	25.0
Deferred taxation	453.3	438.7	458.7	(6.2)	37.2	190.8	1.5	235.4	(20.0)	-	2.8	(1.7)	10.4	(31.5)	14.6
Loss for the period	(4,802.7)	(4,735.0)	(4,709.1)	224.1	277.6	(522.9)	(2,787.9)	(1,900.0)	(25.9)	1.2	9.6	85.1	(57.5)	(64.3)	(67.7)
Attributable to:														-
Owners of Sibanye-Stillwater	(4,803.7)	(4,736.0)	(4,709.3)	224.1	277.6	(522.9)	(2,787.9)	(1,900.2)	(26.7)	1.2	8.8	85.1	(57.5)	(64.3)	(67.7)
Non-controlling interests	1.0	1.0	0.2	-	-	-	-	0.2	0.8	-	0.8	-	-	-	-
Sustaining capital expenditure	(509.0)	(462.3)	(175.9)	(84.4)	(51.8)	(26.6)	(8.5)	(4.6)	(286.4)	(78.9)	(5.4)	(104.6)	(202.1)	104.6	(46.7)
Ore reserve development	(1,501.7)	(1,387.2)	(1,153.6)	(419.4)	(427.1)	(253.4)	(53.7)	-	(233.6)	-	-	-	(233.6)	-	(114.5)
Growth projects	(473.1)	(304.6)	(304.6)	(30.5)	(61.0)	(0.2)	(11.7)	(201.2)	-	-	-	-	-	-	(168.5)
Total capital expenditure	(2,483.8)	(2,154.1)	(1,634.1)	(534.3)	(539.9)	(280.2)	(73.9)	(205.8)	(520.0)	(78.9)	(5.4)	(104.6)	(435.7)	104.6	(329.7)

	For the six months ended 30 June 2017
	GROUP	SA REGION													US REGION[1]
Figures in million - US dollars[2]	Total	Total SA Region	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	Cor- porate	Total SA PGM	Kroondal	Platinum Mile	Mimosa	Rusten- burg	Cor- porate	Stillwater
Revenue	1,454.9	1,307.6	853.6	304.4	303.6	178.3	67.3	-	454.0	98.7	6.4	61.0	348.9	(61.0)	147.3
Underground	1,235.8	1,168.8	764.6	267.8	272.3	172.6	51.9	-	404.2	98.7	-	61.0	305.5	(61.0)	67.0
Surface	138.8	138.8	89.0	36.6	31.3	5.7	15.4	-	49.8	-	6.4	-	43.4	-	-
Recycling	80.3	-	-	-	-	-	-	-	-	-	-	-	-	-	80.3
Operating costs	(1,210.2)	(1,091.2)	(675.5)	(235.0)	(213.3)	(148.0)	(79.2)	-	(415.7)	(88.2)	(4.5)	(46.2)	(323.0)	46.2	(119.0)
Underground	(1,031.6)	(990.1)	(606.5)	(208.0)	(190.0)	(142.2)	(66.3)	-	(383.6)	(88.2)	-	(46.2)	(295.4)	46.2	(41.5)
Surface	(101.1)	(101.1)	(69.0)	(27.0)	(23.3)	(5.8)	(12.9)	-	(32.1)	-	(4.5)	-	(27.6)	-	-
Recycling	(77.5)	-	-	-	-	-	-	-	-	-	-	-	-	-	(77.5)
Operating profit	244.7	216.4	178.1	69.4	90.3	30.3	(11.9)	-	38.3	10.5	1.9	14.8	25.9	(14.8)	28.3
Underground	204.2	178.7	158.1	59.8	82.3	30.4	(14.4)	-	20.6	10.5	-	14.8	10.1	(14.8)	25.5
Surface	37.7	37.7	20.0	9.6	8.0	(0.1)	2.5	-	17.7	-	1.9	-	15.8	-	-
Recycling	2.8	-	-	-	-	-	-	-	-	-	-	-	-	-	2.8
Amortisation and depreciation	(189.0)	(165.3)	(140.6)	(40.3)	(51.2)	(29.9)	(18.3)	(0.9)	(24.7)	(7.7)	(0.1)	(7.4)	(17.3)	7.8	(23.7)
Net operating profit	55.7	51.1	37.5	29.1	39.1	0.4	(30.2)	(0.9)	13.6	2.8	1.8	7.4	8.6	(7.0)	4.6
Interest income	14.7	13.6	8.2	2.7	2.1	1.0	1.5	0.9	5.4	1.0	0.1	0.7	3.4	0.2	1.1
Finance expense	(109.0)	(95.9)	(83.9)	(8.7)	(9.5)	(5.1)	(2.9)	(57.7)	(12.0)	-	-	(0.4)	(9.0)	(2.6)	(13.1)
Share-based payments	(8.8)	(8.7)	(8.7)	(0.2)	(0.1)	(0.1)	-	(8.3)	-	-	-	-	-	-	(0.1)
Net other costs	(2.2)	(1.9)	(3.1)	(1.2)	(1.0)	(2.8)	(12.8)	14.7	1.2	(2.9)	(1.4)	2.6	(0.5)	3.4	(0.3)
Non-recurring items	(332.4)	(332.1)	(325.7)	(0.3)	(0.3)	(45.9)	(166.3)	(112.9)	(6.4)	(0.6)	-	-	(5.5)	(0.3)	(0.3)
Royalties	(13.1)	(13.1)	(10.7)	(3.5)	(5.3)	(1.5)	(0.4)	-	(2.4)	(0.2)	-	(2.6)	(2.2)	2.6	-
Current taxation	(2.9)	(4.8)	(4.8)	(0.4)	(6.8)	(0.1)	-	2.5	-	-	-	(1.2)	-	1.2	1.9
Deferred taxation	34.3	33.2	34.7	(0.5)	2.8	14.5	0.1	17.8	(1.5)	-	0.2	(0.1)	0.8	(2.4)	1.1
Loss for the period	(363.7)	(358.6)	(356.5)	17.0	21.0	(39.6)	(211.0)	(143.9)	(2.1)	0.1	0.7	6.4	(4.4)	(4.9)	(5.1)
Attributable to:														-
Owners of Sibanye-Stillwater	(363.8)	(358.7)	(356.5)	17.0	21.0	(39.6)	(211.0)	(143.9)	(2.2)	0.1	0.6	6.4	(4.4)	(4.9)	(5.1)
Non-controlling interests	0.1	0.1	0.0	-	-	-	-	0.0	0.1	-	0.1	-	-	-	-
Sustaining capital expenditure	(38.4)	(34.9)	(13.2)	(6.4)	(3.9)	(2.0)	(0.6)	(0.3)	(21.7)	(6.0)	(0.4)	(7.9)	(15.3)	7.9	(3.5)
Ore reserve development	(113.7)	(105.0)	(87.3)	(31.7)	(32.3)	(19.2)	(4.1)	-	(17.7)	-	-	-	(17.7)	-	(8.7)
Growth projects	(35.9)	(23.1)	(23.1)	(2.3)	(4.6)	-	(0.9)	(15.3)	-	-	-	-	-	-	(12.8)
Total capital expenditure	(188.0)	(163.0)	(123.6)	(40.4)	(40.8)	(21.2)	(5.6)	(15.6)	(39.4)	(6.0)	(0.4)	(7.9)	(33.0)	7.9	(25.0)

1 The US PGM operations’ results for the six months ended 30 June 2017 include Stillwater for two months since acquisition.

2The average exchange rate for the six months ended 30 June 2017 was R13.21/US$.

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2017       22

	For the six months ended 31 December 2016
Figures in million - SA rand	Group	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	Cor- porate	Total SA PGM[1]	Kroondal	Platinum Mile	Mimosa	Rusten- burg	Cor- porate
Revenue	16,536.0	13,484.3	4,649.0	4,433.1	2,957.5	1,483.7	(39.0)	3,051.7	1,315.0	101.7	803.6	1,656.0	(824.6)
Underground revenue	14,855.8	12,096.0	4,051.2	4,003.0	2,831.3	1,249.5	(39.0)	2,759.8	1,315.0	-	803.6	1,465.8	(824.6)
Surface revenue	1,680.2	1,388.3	597.8	430.1	126.2	234.2	-	291.9	-	101.7	-	190.2	-
Operating costs	(11,397.3)	(8,649.7)	(2,799.2)	(2,522.2)	(1,925.3)	(1,403.0)	-	(2,747.6)	(1,103.3)	(61.8)	(617.5)	(1,582.5)	617.5
Underground operating costs	(10,340.1)	(7,781.1)	(2,420.4)	(2,294.1)	(1,838.7)	(1,227.9)	-	(2,559.0)	(1,103.3)	-	(617.5)	(1,455.7)	617.5
Surface operating costs	(1,057.2)	(868.6)	(378.8)	(228.1)	(86.6)	(175.1)	-	(188.6)	-	(61.8)	-	(126.8)	-
Operating profit	5,138.7	4,834.6	1,849.8	1,910.9	1,032.2	80.7	(39.0)	304.1	211.7	39.9	186.1	73.5	(207.1)
Underground	4,515.7	4,314.9	1,630.8	1,708.9	992.6	21.6	(39.0)	200.8	211.7	-	186.1	10.1	(207.1)
Surface	623.0	519.7	219.0	202.0	39.6	59.1	-	103.3	-	39.9	-	63.4	-
Amortisation and depreciation	(2,096.5)	(1,925.2)	(518.6)	(625.2)	(426.7)	(345.1)	(9.6)	(171.3)	(90.3)	(0.8)	(155.8)	(58.6)	134.2
Net operating profit	3,042.2	2,909.4	1,331.2	1,285.7	605.5	(264.4)	(48.6)	132.8	121.4	39.1	30.3	14.9	(72.9)
Interest income	169.6	144.5	34.6	30.6	16.8	15.9	46.6	25.1	7.8	(9.3)	-	8.2	18.4
Finance expense	(517.9)	(452.5)	(72.5)	(85.5)	(39.4)	(35.8)	(219.3)	(65.4)	(0.7)	-	(7.7)	(26.2)	(30.8)
Share-based payments	(118.5)	(118.5)	(5.6)	(4.3)	(2.4)	-	(106.2)	-	-	-	-	-	-
Net other costs	150.6	94.1	(0.7)	(5.7)	(18.7)	(110.0)	229.2	56.5	(61.2)	(0.4)	189.3	(92.2)	21.0
Non-recurring items	1,475.8	(633.4)	(15.9)	(14.1)	(15.0)	(603.5)	15.1	2,109.2	(0.3)	-	-	2,354.6	(245.1)
Royalties	(281.1)	(265.3)	(102.8)	(94.4)	(60.9)	(7.2)	-	(15.8)	-	-	(55.8)	(8.3)	48.3
Current taxation	(618.1)	(617.7)	(269.3)	(213.7)	(137.5)	(0.3)	3.1	(0.4)	-	-	(22.8)	-	22.4
Deferred taxation	(119.7)	(148.6)	(51.2)	(142.8)	10.3	42.9	(7.8)	28.9	-	(11.3)	10.6	27.0	2.6
Profit for the period	3,182.9	912.0	847.8	755.8	358.7	(962.4)	(87.9)	2,270.9	67.0	18.1	143.9	2,278.0	(236.1)
Attributable to:
Owners of Sibanye-Stillwater	3,368.6	1,100.0	847.8	755.8	358.7	(773.5)	(88.8)	2,268.6	67.0	15.8	143.9	2,278.0	(236.1)
Non-controlling interests	(185.7)	(188.0)	-	-	-	(188.9)	0.9	2.3	-	2.3	-	-	-
Sustaining capital expenditure	(676.5)	(417.6)	(147.0)	(175.3)	(52.8)	(27.1)	(15.4)	(258.9)	(108.5)	(0.5)	(99.1)	(148.7)	97.9
Ore reserve development	(1,252.1)	(1,252.1)	(399.2)	(494.3)	(285.9)	(72.7)	-	-	-	-	-	-	-
Growth projects	(461.2)	(461.2)	(37.2)	(94.8)	(0.5)	(36.2)	(292.5)	-	-	-	-	-	-
Total capital expenditure	(2,389.8)	(2,130.9)	(583.4)	(764.4)	(339.2)	(136.0)	(307.9)	(258.9)	(108.5)	(0.5)	(99.1)	(148.7)	97.9

	For the six months ended 31 December 2016
Figures in million - US dollar[2]	Group	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	Cor- porate	Total SA PGM[1]	Kroondal	Platinum Mile	Mimosa	Rusten- burg	Cor- porate
Revenue	1,171.9	962.0	331.4	315.8	210.5	107.0	(2.6)	210.0	91.6	7.0	56.0	112.9	(57.5)
Underground revenue	1,052.7	862.7	288.5	285.1	201.5	90.3	(2.6)	190.0	91.6	-	56.0	99.9	(57.5)
Surface revenue	119.3	99.3	42.9	30.7	9.0	16.7	-	20.0	-	7.0	-	13.0	-
Operating costs	(805.3)	(616.2)	(199.3)	(179.7)	(136.8)	(100.5)	-	(189.1)	(77.0)	(4.3)	(43.1)	(107.8)	43.1
Underground operating costs	(730.6)	(554.5)	(172.4)	(163.5)	(130.6)	(88.0)	-	(176.2)	(77.0)	-	(43.1)	(99.2)	43.1
Surface operating costs	(74.7)	(61.8)	(26.9)	(16.2)	(6.2)	(12.5)	-	(12.9)	-	(4.3)	-	(8.6)	-
Operating profit	366.7	345.8	132.1	136.1	73.7	6.5	(2.6)	20.9	14.6	2.7	12.9	5.1	(14.4)
Underground	322.1	308.3	116.1	121.6	70.9	2.3	(2.6)	13.8	14.6	-	12.9	0.7	(14.4)
Surface	44.6	37.5	16.0	14.5	2.8	4.2	-	7.1	-	2.7	-	4.4	-
Amortisation and depreciation	(148.8)	(136.9)	(36.9)	(44.3)	(30.3)	(24.8)	(0.6)	(11.9)	(6.3)	(0.1)	(10.8)	(4.0)	9.3
Net operating profit	217.9	208.9	95.2	91.8	43.4	(18.3)	(3.2)	9.0	8.3	2.6	2.1	1.1	(5.1)
Interest income	12.1	10.3	2.4	2.1	1.2	1.1	3.5	1.8	0.5	(0.6)	-	0.6	1.3
Finance expense	(36.5)	(31.9)	(5.1)	(6.0)	(2.8)	(2.6)	(15.4)	(4.6)	(0.1)	-	(0.6)	(1.8)	(2.1)
Share-based payments	(8.5)	(8.5)	(0.4)	(0.3)	(0.2)	-	(7.6)	-	-	-	-	-	-
Net other costs	6.2	2.7	(0.7)	(1.1)	(1.7)	(7.5)	13.7	3.5	(4.1)	-	12.9	(6.3)	1.0
Non-recurring items	97.6	(46.1)	(1.1)	(0.8)	(1.1)	(43.7)	0.6	143.7	-	-	-	160.4	(16.7)
Royalties	(19.9)	(18.8)	(7.4)	(6.7)	(4.2)	(0.5)	-	(1.1)	-	-	(3.8)	(0.6)	3.3
Current taxation	(43.6)	(43.5)	(19.0)	(15.2)	(9.6)	-	0.3	(0.1)	-	-	(1.6)	-	1.5
Deferred taxation	(8.2)	(10.1)	(3.5)	(9.7)	0.7	2.9	(0.5)	1.9	-	(0.8)	0.7	1.8	0.2
Profit for the period	217.1	63.0	60.4	54.1	25.7	(68.6)	(8.6)	154.1	4.6	1.2	9.7	155.2	(16.6)
Attributable to:
Owners of Sibanye-Stillwater	230.5	76.6	60.4	54.1	25.7	(54.9)	(8.7)	153.9	4.6	1.0	9.7	155.2	(16.6)
Non-controlling interests	(13.4)	(13.6)	-	-	-	(13.7)	0.1	0.2	-	0.2	-	-	-
Sustaining capital expenditure	(47.2)	(29.3)	(10.3)	(12.2)	(3.7)	(1.9)	(1.2)	(17.9)	(7.7)	-	(7.0)	(10.1)	6.9
Ore reserve development	(88.8)	(88.8)	(28.3)	(35.0)	(20.3)	(5.2)	-	-	-	-	-	-	-
Growth projects	(32.3)	(32.3)	(2.6)	(6.6)	-	(2.5)	(20.6)	-	-	-	-	-	-
Total capital expenditure	(168.3)	(150.4)	(41.2)	(53.8)	(24.0)	(9.6)	(21.8)	(17.9)	(7.7)	-	(7.0)	(10.1)	6.9

1  The SA PGM operations’ results for the six months ended 31 December 2016 includes the Rustenburg Operations for two months since acquisition.

2 The average exchange rate for the six months ended 31 December 2016 was R13.97/US$.

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2017       23

	For the six months ended 30 June 2016
Figures in million - SA rand	Group	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	Cor- porate	Total SA PGM[1]	Kroondal	Platinum Mile	Mimosa	Cor- porate
Revenue	14,704.7	14,017.0	4,752.1	4,457.8	2,926.4	1,878.5	2.2	687.7	658.3	29.4	419.6	(419.6)
Underground revenue	13,170.7	12,512.4	4,054.1	4,009.6	2,795.6	1,650.9	2.2	658.3	658.3	-	419.6	(419.6)
Surface revenue	1,534.0	1,504.6	698.0	448.2	130.8	227.6	-	29.4	-	29.4	-	-
Operating costs	(9,311.8)	(8,696.3)	(2,767.4)	(2,518.8)	(1,828.1)	(1,582.0)	-	(615.5)	(586.5)	(29.0)	(351.5)	351.5
Underground operating costs	(8,460.5)	(7,874.0)	(2,431.7)	(2,315.3)	(1,728.7)	(1,398.3)	-	(586.5)	(586.5)	-	(351.5)	351.5
Surface operating costs	(851.3)	(822.3)	(335.7)	(203.5)	(99.4)	(183.7)	-	(29.0)	-	(29.0)	-	-
Operating profit	5,392.9	5,320.7	1,984.7	1,939.0	1,098.3	296.5	2.2	72.2	71.8	0.4	68.1	(68.1)
Underground	4,710.2	4,638.4	1,622.4	1,694.3	1,066.9	252.6	2.2	71.8	71.8	-	68.1	(68.1)
Surface	682.7	682.3	362.3	244.7	31.4	43.9	-	0.4	-	0.4	-	-
Amortisation and depreciation	(1,945.4)	(1,889.5)	(494.3)	(565.5)	(391.3)	(425.7)	(12.7)	(55.9)	(45.9)	(0.4)	(67.9)	58.3
Net operating profit	3,447.5	3,431.2	1,490.4	1,373.5	707.0	(129.2)	(10.5)	16.3	25.9	-	0.2	(9.8)
Interest income	161.8	145.1	36.2	31.7	17.3	16.6	43.3	16.7	4.2	0.3	0.5	11.7
Finance expense	(385.2)	(353.7)	(70.6)	(70.5)	(38.2)	(40.0)	(134.4)	(31.5)	(0.7)	-	(3.5)	(27.3)
Share-based payments	(137.4)	(137.4)	(10.9)	(9.4)	(6.7)	-	(110.4)	-	-	-	-	-
Net other costs	(1,309.2)	(1,123.4)	(225.4)	(182.2)	(151.8)	(5.0)	(559.0)	(185.8)	(4.6)	(0.2)	(1.6)	(179.4)
Non-recurring items	(918.5)	(915.1)	(4.9)	29.8	2.4	(820.4)	(122.0)	(3.4)	(1.0)	-	-	(2.4)
Royalties	(265.5)	(262.7)	(102.0)	(99.9)	(52.3)	(8.5)	-	(2.8)	-	-	(27.1)	24.3
Current taxation	(493.7)	(493.6)	(203.0)	(208.3)	(85.5)	(0.8)	4.0	(0.1)	-	-	-	(0.1)
Deferred taxation	(11.7)	(15.9)	(13.1)	(5.7)	9.1	(7.6)	1.4	4.2	-	(0.3)	2.5	2.0
Profit for the period	88.1	274.5	896.7	859.0	401.3	(994.9)	(887.6)	(186.4)	23.8	(0.2)	(29.0)	(181.0)
Attributable to:
Owners of Sibanye-Stillwater	333.0	519.4	896.7	859.0	401.3	(750.0)	(887.6)	(186.4)	23.8	(0.2)	(29.0)	(181.0)
Non-controlling interests	(244.9)	(244.9)	-	-	-	(244.9)	-	-	-	-	-	-
Sustaining capital expenditure	(334.0)	(265.9)	(71.5)	(85.9)	(32.0)	(21.8)	(54.7)	(68.1)	(67.3)	(0.8)	(60.7)	60.7
Ore reserve development	(1,142.3)	(1,142.3)	(379.8)	(418.6)	(257.0)	(86.9)	-	-	-	-	-	-
Growth projects	(285.1)	(285.1)	(16.9)	(35.3)	(0.2)	(4.5)	(228.2)	-	-	-	-	-
Total capital expenditure	(1,761.4)	(1,693.3)	(468.2)	(539.8)	(289.2)	(113.2)	(282.9)	(68.1)	(67.3)	(0.8)	(60.7)	60.7

	For the six months ended 30 June 2016
Figures in million - US dollar[2]	Group	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	Cor- porate	Total SA PGM[1]	Kroondal	Platinum Mile	Mimosa	Cor- porate
Revenue	956.1	911.4	309.0	289.8	190.3	122.1	0.1	44.7	42.8	1.9	27.3	(27.3)
Underground	856.3	813.6	263.6	260.7	181.8	107.3	0.1	42.8	42.8	-	27.3	(27.3)
Surface	99.7	97.8	45.4	29.1	8.5	14.8	-	1.9	-	1.9	-	-
Operating costs	(605.4)	(565.4)	(179.9)	(163.7)	(118.9)	(102.8)	-	(40.0)	(38.1)	(1.9)	(22.9)	22.9
Underground	(550.1)	(512.0)	(158.1)	(150.5)	(112.4)	(90.9)	-	(38.1)	(38.1)	-	(22.9)	22.9
Surface	(55.3)	(53.4)	(21.8)	(13.2)	(6.5)	(11.9)	-	(1.9)	-	(1.9)	-	-
Operating profit	350.7	346.0	129.1	126.1	71.4	19.3	0.1	4.7	4.7	-	4.4	(4.4)
Underground	306.3	301.6	105.5	110.2	69.4	16.4	0.1	4.7	4.7	-	4.4	(4.4)
Surface	44.4	44.4	23.6	15.9	2.0	2.9	-	-	-	-	-	-
Amortisation and depreciation	(126.5)	(122.9)	(32.1)	(36.8)	(25.4)	(27.7)	(0.9)	(3.6)	(3.0)	-	(4.4)	3.8
Net operating profit	224.2	223.1	97.0	89.3	46.0	(8.4)	(0.8)	1.1	1.7	-	-	(0.6)
Interest income	10.5	9.4	2.4	2.1	1.1	1.1	2.7	1.1	0.3	-	-	0.8
Finance expense	(25.0)	(23.0)	(4.6)	(4.6)	(2.5)	(2.6)	(8.7)	(2.0)	-	-	(0.2)	(1.8)
Share-based payments	(8.9)	(8.9)	(0.7)	(0.6)	(0.4)	-	(7.2)	-	-	-	-	-
Net other costs	(85.1)	(73.0)	(14.7)	(11.8)	(9.9)	(0.3)	(36.3)	(12.1)	(0.3)	-	(0.1)	(11.7)
Non-recurring items	(59.7)	(59.4)	(0.3)	1.9	0.2	(53.3)	(7.9)	(0.3)	(0.1)	-	-	(0.2)
Royalties	(17.3)	(17.1)	(6.6)	(6.5)	(3.4)	(0.6)	-	(0.2)	-	-	(1.8)	1.6
Current taxation	(32.1)	(32.1)	(13.2)	(13.5)	(5.6)	(0.1)	0.3	-	-	-	-	-
Deferred taxation	(0.8)	(1.1)	(0.9)	(0.4)	0.6	(0.5)	0.1	0.3	-	-	0.2	0.1
Profit for the period	5.8	17.9	58.4	55.9	26.1	(64.7)	(57.8)	(12.1)	1.6	-	(1.9)	(11.8)
Attributable to:
Owners of Sibanye-Stillwater	21.7	33.8	58.4	55.9	26.1	(48.8)	(57.8)	(12.1)	1.6	-	(1.9)	(11.8)
Non-controlling interests	(15.9)	(15.9)	-	-	-	(15.9)	-	-	-	-	-	-
Sustaining capital expenditure	(21.7)	(17.3)	(4.6)	(5.6)	(2.1)	(1.4)	(3.6)	(4.4)	(4.3)	(0.1)	(3.9)	3.9
Ore reserve development	(74.3)	(74.3)	(24.7)	(27.2)	(16.7)	(5.7)	-	-	-	-	-	-
Growth projects	(18.5)	(18.5)	(1.1)	(2.3)	-	(0.3)	(14.8)	-	-	-	-	-
Total capital expenditure	(114.5)	(110.1)	(30.4)	(35.1)	(18.8)	(7.4)	(18.4)	(4.4)	(4.3)	(0.1)	(3.9)	3.9

1The SA PGM operations’ results for the six months ended 30 June 2016 include the Aquarius subsidiaries for three months since acquisition.

2The average exchange rate for the six months ended 30 June 2016 was R15.38/US$.
Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2017       24

UNIT COST BENCHMARKS FOR THE SIX MONTHS ENDED 30 JUNE 2017, 31 December 2016 AND 30 JUNE 2016

SA gold operations

			SA REGION
			Total SA gold operations	Driefontein	Kloof	Beatrix	Cooke	Corporate
Operating cost[1]		Jun 2017	8,922.7	3,105.1	2,817.5	1,954.8	1,045.3	-
		Dec 2016	8,649.7	2,799.2	2,522.2	1,925.3	1,403.0	-
		Jun 2016	8,696.3	2,767.4	2,518.8	1,828.1	1,582.0	-
Less: General and admin		Jun 2017	(123.6)	(39.7)	(46.2)	(25.0)	(12.7)	-
		Dec 2016	(95.3)	(34.3)	(32.4)	(18.0)	(10.6)	-
		Jun 2016	(94.0)	(34.1)	(31.5)	(16.8)	(11.6)	-
Plus: Royalty		Jun 2017	140.8	46.7	69.5	20.1	4.5	-
		Dec 2016	265.3	102.8	94.4	60.9	7.2	-
		Jun 2016	262.7	102.0	99.9	52.3	8.5	-
Total cash cost[2]		Jun 2017	8,939.9	3,112.1	2,840.8	1,949.9	1,037.1	-
		Dec 2016	8,819.7	2,867.7	2,584.2	1,968.2	1,399.6	-
		Jun 2016	8,865.0	2,835.3	2,587.2	1,863.6	1,578.9	-
Plus: General and admin		Jun 2017	123.6	39.7	46.2	25.0	12.7	-
		Dec 2016	95.3	34.3	32.4	18.0	10.6	-
		Jun 2016	94.0	34.1	31.5	16.8	11.6	-
Community costs		Jun 2017	9.1	3.2	3.9	1.5	0.5	-
		Dec 2016	60.8	8.5	13.1	23.0	16.2	-
		Jun 2016	19.7	8.0	7.2	4.0	0.5	-
Share-based payments[3]		Jun 2017	5.6	2.5	1.8	1.3	-	-
		Dec 2016	12.3	5.6	4.3	2.4	-	-
		Jun 2016	27.0	10.9	9.4	6.7	-	-
Rehabilitation		Jun 2017	68.5	(11.4)	22.0	14.3	41.6	2.0
		Dec 2016	58.8	(18.4)	19.7	10.4	46.0	1.1
		Jun 2016	82.0	(10.6)	24.4	13.1	54.1	1.0
Ore reserve development		Jun 2017	1,153.6	419.4	427.1	253.4	53.7	-
		Dec 2016	1,252.1	399.2	494.3	285.9	72.7	-
		Jun 2016	1,142.3	379.8	418.6	257.0	86.9	-
Sustaining capital expenditure		Jun 2017	171.3	84.4	51.8	26.6	8.5	-
		Dec 2016	402.2	147.0	175.3	52.8	27.1	-
		Jun 2016	211.2	71.5	85.9	32.0	21.8	-
On-mine exploration		Jun 2017	-	-	-	-	-	-
		Dec 2016	-	-	-	-	-	-
		Jun 2016	-	-	-	-	-	-
Less: By-product credit		Jun 2017	(11.8)	(4.5)	(2.9)	(3.0)	(1.4)	-
		Dec 2016	(15.0)	(5.0)	(3.8)	(4.1)	(2.1)	-
		Jun 2016	(13.2)	(4.6)	(3.0)	(3.5)	(2.1)	-
Total All-in-sustaining cost[4]		Jun 2017	10,459.8	3,645.4	3,390.7	2,269.0	1,152.7	2.0
		Dec 2016	10,686.2	3,438.9	3,319.5	2,356.6	1,570.1	1.1
		Jun 2016	10,428.0	3,324.4	3,161.2	2,189.7	1,751.7	1.0
Plus: Corporate cost, growth and capital expenditure		Jun 2017	418.1	30.6	61.0	0.2	11.7	314.6
		Dec 2016	601.9	37.2	94.7	4.5	36.2	429.3
		Jun 2016	395.6	16.9	35.3	0.3	4.5	338.6
Total All-in-cost[5]		Jun 2017	10,877.9	3,676.0	3,451.7	2,269.2	1,164.4	316.6
		Dec 2016	11,288.1	3,476.1	3,414.2	2,361.1	1,606.3	430.4
		Jun 2016	10,823.6	3,341.3	3,196.5	2,190.0	1,756.2	339.6
Gold sold	kg	Jun 2017	21,547	7,688	7,660	4,501	1,698	-
		Dec 2016	23,676	8,173	7,788	5,197	2,518	-
		Jun 2016	23,229	7,873	7,388	4,844	3,124	-
	000'oz	Jun 2017	692.7	247.2	246.3	144.7	54.5	-
		Dec 2016	761.3	262.8	250.4	167.1	81.0	-
		Jun 2016	746.8	253.1	237.5	155.7	100.4	-
Total cash cost	R/kg	Jun 2017	414,902	404,800	370,862	433,215	610,777	-
		Dec 2016	372,504	350,875	331,818	378,718	555,838	-
		Jun 2016	381,635	360,130	350,189	384,723	505,410	-
	US$/oz	Jun 2017	977	953	874	1,020	1,439	-
		Dec 2016	829	781	739	843	1,238	-
		Jun 2016	772	728	708	778	1,022	-
All-in-sustaining cost	R/kg	Jun 2017	485,441	474,168	442,650	504,110	678,857	-
		Dec 2016	451,352	420,763	426,233	453,454	623,550	-
		Jun 2016	448,922	422,253	427,883	452,044	560,723	-
	US$/oz	Jun 2017	1,143	1,117	1,043	1,187	1,599	-
		Dec 2016	1,005	937	949	1,010	1,388	-
		Jun 2016	908	854	865	914	1,134	-
All-in-cost	R/kg	Jun 2017	504,845	478,148	450,614	504,155	685,748	-
		Dec 2016	476,774	425,315	438,392	454,320	637,927	-
		Jun 2016	465,952	424,400	432,661	452,106	562,164	-
	US$/oz	Jun 2017	1,189	1,126	1,061	1,188	1,615	-
		Dec 2016	1,062	947	976	1,012	1,420	-
		Jun 2016	942	858	875	914	1,137	-

Average exchange rates for the six months ended 30 June 2017, 31 December 2016 and 30 June 2016 were R13.21/US$, R13.97/US$ and R15.38/US$, respectively.

Figures may not add as they are rounded independently.

Total cash costs are calculated in accordance with the Gold Institute Industry standard.

[1]	Operating costs – All gold mining-related costs before amortisation and depreciation, tax, and non-recurring items.
[2]	Total cash cost – Operating costs less off-mine costs, which include G&A costs, as detailed in the table above.

All-in costs are calculated in accordance with the World Gold Council guidance

1 Operating cost – As published, and includes all mining and processing costs, third party refining costs, permitting costs and corporate G&A charges.

3Share-based payments are calculated based on the fair value at initial recognition fair value and does not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value.

4Total All-in sustaining costs includes operating costs and costs detailed above, including sustaining capital expenditure, based on managed gold sales.

5Total All-in costs includes sustaining and Group costs, excluding income tax, costs associated with merger and acquisition activity, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings.

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2017       25

SA and US PGM operations

			GROUP	SA REGION						US REGION
			Total	Total SA PGM operations[1]	Kroondal	Mimosa	Plat Mile	Rustenburg	Corporate	Stillwater[2]
Operating cost[3]		Jun 2017	6,039.6	5,491.6	1,165.6	610.9	59.5	4,266.5	(610.9)	548.0
Less: General and admin[4]		Jun 2017	(116.0)	(89.7)	(42.7)	-	-	(47.0)	-	(26.3)
Plus: Royalty		Jun 2017	32.1	32.1	2.5	34.1	-	29.6	(34.1)	-
Total cash cost[5]		Jun 2017	5,955.7	5,434.0	1,125.4	645.0	59.5	4,249.1	(645.0)	521.7
Plus: General and admin		Jun 2017	116.0	89.7	42.7	-	-	47.0	-	26.3
Inventory change		Jun 2017	100.0	-	-	-	-	-	-	100.0
Share-based payments[6]		Jun 2017	1.7	-	-	-	-	-	-	1.7
Rehabilitation		Jun 2017	39.5	38.5	31.0	2.0	-	7.4	(1.9)	1.0
Ore reserve development		Jun 2017	348.1	233.6	-	-	-	233.6	-	114.5
Sustaining capital expenditure		Jun 2017	333.1	286.4	78.9	-	5.4	202.1	-	46.7
On-mine exploration		Jun 2017	-	-	-	-	-	-	-	-
Less: By-product credit		Jun 2017	(640.4)	(590.9)	(96.6)	(120.8)	(4.4)	(489.9)	120.8	(49.5)
Total All-in-sustaining cost[7]		Jun 2017	6,253.7	5,491.3	1,181.4	526.2	60.5	4,249.3	(526.1)	762.4
Plus: Corporate cost, growth and capital expenditure		Jun 2017	176.2	-	-	-	-	-	-	176.2
Total All-in-cost[8]		Jun 2017	6,429.9	5,491.3	1,181.4	526.2	60.5	4,249.3	(526.1)	938.6
PGM production	4Eoz - 2Eoz	Jun 2017	684,437	590,712	114,619	60,879	8,898	406,316	-	93,725
	kg	Jun 2017	21,288	18,373	3,565	1,894	277	12,638	-	2,915
Total cash cost	R/4Eoz - R/2Eoz	Jun 2017	9,551	10,256	9,819	10,595	6,687	10,458	-	5,566
	US$/4Eoz - US$/2Eoz	Jun 2017	723	777	744	802	506	792	-	425
All-in-sustaining cost	R/4Eoz - R/2Eoz	Jun 2017	10,029	10,364	10,307	8,643	6,799	10,458	-	8,134
	US$/4Eoz - US$/2Eoz	Jun 2017	759	785	781	655	515	792	-	622
All-in-cost	R/4Eoz - R/2Eoz	Jun 2017	10,312	10,364	10,307	8,643	6,799	10,458	-	10,014
	US$/4Eoz - US$/2Eoz	Jun 2017	781	785	781	655	515	792	-	765

Average exchange rates for the six months ended 30 June 2017, 31 December 2016 and 30 June 2016 were R13.21/US$, R13.97/US$ and R15.38/US$, respectively. Comparative numbers for 2016 is not available.

Figures may not add as they are rounded independently.

1The SA PGM operations’ results for the six months ended 31 December 2016 include the Rustenburg Operations for two months since acquisition and the results for the six months ended 30 June 2016 include the Aquarius subsidiaries for three months since acquisition.

2The US PGM operations’ results for the six months ended 30 June 2017 include Stillwater for the two months since acquisition. Stillwater’s unit costs are for the underground operation, and exclude prodution and costs related to the recycling business. The income and expenses are translated into SA rand at the average exchange rate for the two months ended 30 June 2017.

Total cash costs are calculated in accordance with the Gold Institute Industry standard.

[3]

Operating costs – All gold mining-related costs before amortisation and depreciation, tax, non-recurring items. The Group and total SA PGM Operations’ unit cost benchmarks exclude the financial results of Mimosa, which is equity accounted and excluded from net operating cost.

4Stillwater’s G&A costs include, in addition to administration and management fees, secondary processing costs, inventory change and by-products credits.

5Total cash cost – Operating costs less off-mine costs, which include G&A costs, as detailed in the table above.

All-in costs are calculated in accordance with the World Gold Council guidance

3Operating cost – As published, and includes all mining and processing costs, third party refining costs, permitting costs and corporate G&A charges.

6Share-based payments are calculated based on the fair value at initial recognition fair value and does not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value.

7Total All-in sustaining costs includes operating costs and costs detailed above, including sustaining capital expenditure, based on attributable production.

8Total All-in costs includes sustaining and Group costs, excluding income tax, costs associated with merger and acquisition activity, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings.

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2017       26

SALIENT FEATURES AND COST BENCHMARKS FOR THE QUARTERS ENDED 30 June 2017 AND 31 MARCH 2017

SA gold operations

			SA REGION
			Total SA gold operations			Driefontein		Kloof		Beatrix		Cooke
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface
Production
Tonnes milled/treated	000't	Jun 2017	5,007	1,979	3,028	536	997	570	886	744	138	129	1,007
		Mar 2017	4,858	1,852	3,006	531	845	506	813	621	336	194	1,012
Yield	g/t	Jun 2017	2.23	5.08	0.36	6.79	0.45	6.38	0.47	2.93	0.25	4.71	0.19
		Mar 2017	2.11	4.92	0.38	5.72	0.56	6.33	0.46	3.50	0.32	3.61	0.19
Gold produced	kg	Jun 2017	11,152	10,062	1,090	3,639	453	3,635	415	2,181	35	607	187
		Mar 2017	10,266	9,116	1,150	3,038	474	3,201	375	2,176	109	701	192
	000'oz	Jun 2017	358.5	323.5	35.0	117.0	14.6	116.9	13.3	70.1	1.1	19.5	6.0
		Mar 2017	330.1	293.1	37.0	97.7	15.2	102.9	12.1	70.0	3.5	22.5	6.2
Gold sold	kg	Jun 2017	11,152	10,062	1,090	3,639	453	3,635	415	2,181	35	607	187
		Mar 2017	10,395	9,234	1,161	3,122	474	3,235	375	2,176	109	701	203
	000'oz	Jun 2017	358.5	323.5	35.0	117.0	14.6	116.9	13.3	70.1	1.1	19.5	6.0
		Mar 2017	334.2	296.9	37.3	100.4	15.2	104.0	12.1	70.0	3.5	22.5	6.5
Price and costs
Gold price received	R/kg	Jun 2017	530,111			529,765		530,914		529,829		528,463
		Mar 2017	515,998			515,406		515,263		516,674		519,580
	US$/oz	Jun 2017	1,249			1,248		1,251		1,248		1,245
		Mar 2017	1,215			1,214		1,213		1,217		1,223
Operating cost	R/t	Jun 2017	904	2,052	154	2,563	188	2,276	180	1,306	238	3,247	84
		Mar 2017	896	2,113	147	2,538	200	2,375	182	1,461	130	2,352	80
Operating margin	%	Jun 2017	23	24	19	29	22	33	27	16	(77)	(30)	14
		Mar 2017	18	17	26	15	31	27	23	19	22	(25)	19
Total cash cost[1]	R/kg	Jun 2017	408,940			385,802		365,580		452,031		628,967
		Mar 2017	421,308			426,446		376,814		414,967		594,690
	US$/oz	Jun 2017	964			909		861		1,065		1,482
		Mar 2017	992			1,004		887		977		1,400
All-in sustaining cost[2]	R/kg	Jun 2017	477,600			453,397		435,309		521,977		693,073
		Mar 2017	493,872			497,831		450,859		486,871		666,150
	US$/oz	Jun 2017	1,125			1,068		1,026		1,230		1,633
		Mar 2017	1,163			1,172		1,062		1,146		1,568
All-in sustaining cost margin	%	Jun 2017	10			14		18		1		(31)
		Mar 2017	4			3		12		6		(28)
Capital expenditure
Ore reserve development	Rm	Jun 2017	582.3			217.6		217.5		125.9		21.3
		Mar 2017	571.3			201.8		209.6		127.5		32.4
Sustaining capital		Jun 2017	90.9			45.8		30.6		10.3		4.2
		Mar 2017	80.4			38.6		21.2		16.3		4.3
Corporate and projects[3]		Jun 2017	154.4			11.1		27.0		0.2		4.8
		Mar 2017	154.8			19.4		34.0		-		6.9
Total capital expenditure	Rm	Jun 2017	827.6			274.5		275.1		136.4		30.3
		Mar 2017	806.5			259.8		264.8		143.8		43.6
	US$m	Jun 2017	62.5			20.7		20.8		10.3		2.3
		Mar 2017	61.1			19.7		20.0		10.9		3.3

Average exchange rates for the quarters ended 30 June 2017 and 31 March 2017 were R13.20/US$ and R13.21/US$, respectively.

Figures may not add as they are rounded independently.

[1]

Total cash cost is calculated in accordance with the Gold Institute Industry Standard as cost of sales as recorded in profit or loss, less amortisation and depreciation and off-site (i.e. central) G&A expenses (including head office costs) plus royalties and production taxes. Total cash cost per kilogram is defined as the average cost of producing a kilogram of gold, calculated by dividing the total cash cost in a period by the total gold sold over the same period.

[2]

All-in sustaining cost is defined as production costs plus all costs relating to sustaining current production and sustaining capital expenditure, and includes (but not limited to) operating costs, share based payments, royalties, rehabilitation costs and sustaining capital expenditure.

[3]

Corporate project expenditure for the quarters ended 30 June 2017 and 31 March 2017 amounted to R111.3 million (US$8.4 million) and R94.5 million (US$7.2 million), respectively. The majority of this expenditure was on the Burnstone project.

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2017       27

SA and US PGM operations

			GROUP	SA REGION								US REGION
				Total SA PGM operations			Kroondal	Mimosa	Plat Mile	Rustenburg		Stillwater[1]
Attributable			Total	Total	Under- ground	Surface	Attributable	Attributable	Surface	Under- ground	Surface	Under- ground[2]
Production
Tonnes milled/treated	000't	Jun 2017	6,996	6,776	3,101	3,675	924	346	2,072	1,831	1,603	220
		Mar 2017	6,563	6,563	2,904	3,659	888	335	2,121	1,681	1,538	-
Plant head grade	g/t	Jun 2017	2.43	2.04	3.33	0.94	2.39	3.58	0.63	3.76	1.35	14.74
		Mar 2017	2.10	2.10	3.29	1.15	2.41	3.58	0.69	3.69	1.79	-
Plant recoveries	%	Jun 2017	72.65	68.56	83.77	23.29	82.45	77.49	10.94	85.33	30.68	92.0
		Mar 2017	64.76	64.76	82.36	25.01	81.40	77.72	9.16	83.59	33.46	-
Yield	g/t	Jun 2017	1.77	1.40	2.79	0.22	1.97	2.78	0.07	3.20	0.42	13.24
		Mar 2017	1.36	1.36	2.71	0.29	1.97	2.78	0.06	3.09	0.60	-
PGM production[3]	4Eoz - 2Eoz	Jun 2017	397,721	303,996	278,032	25,964	58,513	30,904	4,570	188,615	21,394	93,725
		Mar 2017	286,716	286,716	252,737	33,979	56,106	29,975	4,328	166,656	29,651	-
Price and costs[4]
Average PGM basket price[5]	R/4Eoz - R/2Eoz	Jun 2017	11,726	11,893	11,893	11,894	12,000	12,071	12,106	11,859	11,849	11,242
		Mar 2017	12,109	12,109	12,198	11,525	12,062	12,085	12,028	12,243	11,451	-
	US$/4Eoz	Jun 2017	888	901	901	901	909	914	917	898	898	850
		Mar 2017	917	917	923	872	913	915	911	927	867	-
Operating cost[6]	R/t	Jun 2017	479	410	870	65	628	993	15	992	129	2,491
		Mar 2017	459	459	1,040	51	659	798	13	1,241	103	-
	US$/t	Jun 2017	36	31	66	5	48	75	1	75	10	190
		Mar 2017	35	35	79	4	50	60	1	94	8	-
Operating margin	%	Jun 2017	16	9	9	14	9	18	24	9	12	38
		Mar 2017	8	8	2	52	12	31	35	(2)	54	-
Total cash cost[7]	R/4Eoz - R/2Eoz	Jun 2017	8,590	9,533			9,485	11,562	6,871	9,604		5,566
		Mar 2017	11,026	11,026			10,166	9,598	6,470	11,371		-
	US$/4Eoz - US$/2Eoz	Jun 2017	651	722	-	-	719	876	521	728		425
		Mar 2017	835	835	-	-	770	727	490	861		-
All-in sustaining cost[8]	R/4Eoz - R/2Eoz	Jun 2017	9,636	10,152			10,176	9,465	6,740	10,219		8,134
		Mar 2017	10,590	10,590			10,443	7,797	6,839	10,714		-
	US$/4Eoz - US$/2Eoz	Jun 2017	730	769	-	-	771	717	511	774		622
		Mar 2017	802	802	-	-	791	590	518	811		-
All-in sustaining cost margin[9]	%	Jun 2017	(3)	(7)			-	17	17	(8)		9
		Mar 2017	13	13			13	35	43	10		-
Capital expenditure
Ore reserve development	Rm	Jun 2017	348.1	233.6	233.6	-	-	-	-	233.6	-	114.5
		Mar 2017	-	-	-	-	-	-	-	-	-	-
Sustaining capital		Jun 2017	262.2	215.5	210.0	5.5	55.2	49.3	3.8	105.5	1.7	46.7
		Mar 2017	175.5	175.5	173.9	1.6	23.7	55.3	1.6	94.9	-	-
Corporate and projects		Jun 2017	168.5	-	-	-	-	-	-	-	-	168.5
		Mar 2017	-	-	-	-	-	-	-	-	-	-
Total capital expenditure	Rm	Jun 2017	778.8	449.1	443.6	5.5	55.2	49.3	3.8	339.1	1.7	329.7
		Mar 2017	175.5	175.5	173.9	1.6	23.7	55.3	1.6	94.9	-	-
	US$m	Jun 2017	59.0	34.0	33.6	0.4	4.2	3.7	0.3	25.7	0.1	25.0
		Mar 2017	13.3	13.3	13.2	0.1	1.8	4.2	0.1	7.2	-	-

Average exchange rates for the quarters ended 30 June 2017  and 31 March 2017 were R13.20/US$ and R13.21/US$, respectively.

Figures may not add as they are rounded independently.

[1]

The US PGM operations’ results for the quarter ended 30 June 2017 include Stillwater for two months since acquisition. Stillwater’s production is converted to metric tonnes, and unit costs are based on the translated average rand values for the six months to 30 June 2017. Stillwater’s production is converted to metric tonnes and kilograms. The income and expenses are translated at the average exchange rate for the two months ended 30 June 2017.

[2]

In addition to Stillwater’s on-mine underground production, the operation treats various recycling material which is excluded from the underground statistics shown above and is detailed in the PGM recycling table below.

[3]	Production per product – see prill split in the table below.
[4]	The Group and total SA PGM operations’ unit cost benchmarks exclude the financial results of Mimosa, which is equity accounted and excluded from net operating profit.
[5]	PGM revenue per 4E/2E ounce, prior to a purchase of concentrate adjustment.
[6]	Operating costs are all mining related costs calculated as costs of sales before amortisation and depreciation.
[7]

Total cash cost is calculated in accordance with the Gold Institution industry standard as costs of sales as recorded in profit or loss, less amortisation and depreciation and off-site (i.e. central) G&A expenses (including head office costs) plus royalties and production taxes. Total cash costs per 4E/2E ounce is defined as the average cost of producing a 4E/2E ounce, calculated by dividing the total cash cost in a period by the 4E/2E PGM produced over the same period.

[8]

All-in sustaining cost is defined as prodction costs plus all costs relating to sustaining current production and sustaining capital expenditure, and includes (but not limited to) operating cost, share-based payments, royalties, rehabilitation costs and sustaining capital expenditure, and excludes non-4E/2E production.

Mining - Prill split excluding Recycling operations									Recycling Operation
	GROUP		SA REGION				US REGION			US REGION
	Jun 2017		Jun 2017		Mar 2017		Jun 2017			Unit	Jun 2017
	4Eoz	%	4Eoz	%	4Eoz	%	2Eoz	%
Platinum	198,230	50%	176,970	58%	168,080	59%	21,260	23%	Average tons of catalyst fed/day	Tonne	25.2
Palladium	167,244	42%	94,779	31%	88,654	31%	72,465	77%	Total tons processed	Tonne	1,541
Rhodium	29,022	7%	29,022	10%	20,006	7%	-	0%	Tolled tons	Tonne	232
Gold	3,225	1%	3,225	1%	9,976	3%	-	0%	Purchased tons	Tonne	1,309
PGM production	397,721	100%	303,996	100%	286,716	100%	93,725	100%	PGM ounces fed	Troy oz	126,400
Ruthenium	39,490		39,490		37,642		-		PGM ounces sold	Troy oz	94,400
Iridium	9,136		9,136		8,780		-		PGM tolled ounces returned	Troy oz	28,800
Total	446,347		352,622		333,138		93,725

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2017       28

DEVELOPMENT RESULTS

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.

SA gold operations
Quarter ended		Jun 2017			Mar 2017			Six months ended Jun 2017
	Reef	Carbon leader	Main	VCR	Carbon leader	Main	VCR	Carbon leader	Main	VCR
Driefontein	Unit
Advanced	(m)	1,546	1,098	937	1,309	844	802	2,855	1,942	1,740
Advanced on reef	(m)	211	326	183	165	255	151	376	581	334
Channel width	(cm)	84	88	76	63	69	94	75	80	84
Average value	(g/t)	18.1	6.0	21.4	16.6	9.5	34.5	17.5	7.3	28.0
	(cm.g/t)	1,514	527	1636	1,049	660	3242	1,309	585	2,362

Quarter ended		Jun 2017					Mar 2017					Six months ended Jun 2017
	Reef	Cobble	Kloof	Main	Libanon	VCR	Cobble	Kloof	Main	Libanon	VCR	Cobble	Kloof	Main	Libanon	VCR
Kloof	Unit
Advanced	(m)	9	1,104	546	144	1,833	-	779	441	219	1,816	9	1,883	987	362	3,649
Advanced on reef	(m)		108	100	63	305		167	42	62	243		275	142	125	548
Channel width	(cm)		150	56	184	111		169	36	138	91		161	50	162	102
Average value	(g/t)		9.3	14.0	3.5	22.9		5.6	23.4	5.9	18.1		7.0	16.0	4.5	21.0
	(cm.g/t)		1,395	785	644	2,538		945	834	816	1,656		1,122	800	730	2,147

Quarter ended		Jun 2017		Mar 2017		Six months ended Jun 2017
	Reef	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans
Beatrix	Unit
Advanced	(m)	4,143	417	3,698	476	7,841	894
Advanced on reef	(m)	835	137	806	60	1,641	196
Channel width	(cm)	162	129	156	90	160	116
Average value	(g/t)	6.8	9.4	5.7	22.7	6.2	12.6
	(cm.g/t)	1,098	1,212	889	2,034	995	1,462

Quarter ended		Jun 2017				Mar 2017				Six months ended Jun 2017
	Reef	VCR	Elsburgs Reefs	Elsburgs Massives	Kimberley Reefs	VCR	Elsburgs Reefs	Elsburgs Massives	Kimberley Reefs	VCR	Elsburgs Reefs	Elsburgs Massives	Kimberley Reefs
Cooke	Unit
Advanced	(m)	106	457	-	186	145	717	-	177	250	1,173	-	363
Advanced on reef	(m)	39	122	-	34	59	139	-	38	98	260	-	73
Channel width	(cm)	113	111	-	161	44	116	-	129	71	114	-	143
Average value	(g/t)	8.5	6.7	-	3.6	8.5	8.4	-	4.9	8.5	7.6	-	4.2
	(cm.g/t)	959	745	-	578	373	974	-	631	604	867	-	606

Quarter ended		Jun 2017				Mar 2017				Six months ended Jun 2017
	Reef				Kimberley Reefs				Kimberley Reefs				Kimberley Reefs
Burnstone	Unit
Advanced	(m)				2,338				-				2,338
Advanced on reef	(m)				250				-				250
Channel width	(cm)				61				-				61
Average value	(g/t)				6.7				-				6.7
	(cm.g/t)				408				-				408

SA PGM operations
Quarter ended		Jun 2017					Mar 2017					Six months ended Jun 2017
	Reef	Kopaneng	Simunye	Bambanani	Kwezi	K6	Kopaneng	Simunye	Bambanani	Kwezi	K6	Kopaneng	Simunye	Bambanani	Kwezi	K6
Kroondal	Unit
Advanced	(m)	834	660	656	901	797	323	559	737	1,118	682	1,158	1,218	1,392	2,020	1,480
Advanced on reef	(m)	636	594	495	550	705	221	559	558	917	682	857	1,153	1,052	1,467	1,387
Channel width	(cm)	152	184	139	68	177	131	209	111	92	196	147	196	124	81	186
Height	(cm)	233	247	231	239	237	255	253	227	237	247	239	250	229	238	242
Average value	(g/t)	1.9	2.3	1.9	1.6	2.3	1.5	2.5	2.0	2.1	2.5	1.8	2.4	2.0	1.9	2.4
	(cm.g/t)	449	573	442	376	545	390	635	453	494	607	437	603	448	441	574

Quarter ended		Jun 2017				Mar 2017				Six months ended Jun 2017
	Reef	Bathopele	Thembelani	Khuseleka	Siphumelele	Bathopele	Thembelani	Khuseleka	Siphumelele	Bathopele	Thembelani	Khuseleka	Siphumelele
Rustenburg	Unit
Advanced	(m)	464	1,628	1,785	1,045	334	1,369	1,178	1,113	798	2,997	2,962	2,158
Advanced on reef	(m)	464	666	493	335	334	611	306	270	798	1,277	798	605
Height	(cm)	199	118	116	118	198	117	116	117	199	118	116	118
Average value	(g/t)	1.8	1.7	2.1	2.0	2.6	1.9	2.1	1.9	2.2	1.8	2.1	2.0
	(cm.g/t)	354	203	249	242	511	218	248	225	433	211	248	233

Sibanye-Stillwater Operating and Financial Results | Six months ended 30 June 2017       29

ADMINISTRATION AND CORPORATE INFORMATION

SIBANYE GOLD LIMITED

Trading as SIBANYE-STILLWATER

Incorporated in the Republic of South Africa

Registration number 2002/031431/06

Share code: SGL

Issuer code: SGL

ISIN: ZAE E000173951

LISTINGS

JSE: SGL

NYSE: SBGL

WEBSITE

www.sibanyestillwater.com

REGISTERED OFFICE

Libanon Business Park

1 Hospital Street (Off Cedar Ave)

Libanon

Westonaria 1780

South Africa

Private Bag X5

Westonaria 1780

South Africa

Tel: +27 11 278 9600

Fax: +27 11 278 9863

INVESTOR ENQUIRIES

James Wellsted

Senior Vice President:

Investor Relations

Tel: +27 83 453 4014

+27 11 278 9656

Email: james.wellsted@sibanyestillwater.com or ir@sibanyestillwater.com

CORPORATE SECRETARY

Cain Farrel

Tel: +27 10 001 1122

Fax: +27 11 278 9863

Email: cain.farrel@sibanyestillwater.com

DIRECTORS

Sello Moloko[1] (Chairman)

Neal Froneman (CEO)

Charl Keyter (CFO)

Savannah Danson[1]

Robert Chan[2]

Timothy Cumming[1]

Barry Davison[1]

Rick Menell[1]

Nkosemntu Nika[1]

Keith Rayner[1]

Susan van der Merwe[1]

Jerry Vilakazi[1]

Jiyu Yuan[2]

[1] Independent non-executive

[2] Non-independent non-executive

JSE SPONSOR

JP Morgan Equities South Africa Proprietary Limited

(Registration number : 1995/011815/07)

1 Fricker Road

Illovo

Johannesburg 2196

South Africa

Private Bag X9936

Sandton 2196

South Africa

OFFICE OF THE UNITED KINGDOM SECRETARIES LONDON

St James’s Corporate Services Limited

Suite 31

Second Floor

107 Cheapside

London EC2V 6DN

United Kingdom

Tel: +44 20 7796 8644

Fax: +44 20 7796 8645

AUDITORS

KPMG Inc.

KPMG Crescent

85 Empire Road

Parktown 2193

Johannesburg

South Africa

Tel: +27 11 647 7111

AMERICAN DEPOSITORY

RECEIPTS TRANSFER AGENT

BNY Mellon Shareowner Services

PO Box 358516

Pittsburgh

PA15252-8516

US toll-free: +1 888 269 2377

Tel: +1 201 680 6825

Email: shrrelations@bnymellon.com

Tatyana Vesselovskaya

Relationship Manager

BNY Mellon

Depositary Receipts

Direct Line: +1 212 815 2867

Mobile: +1 203 609 5159

Fax: +1 212 571 3050

Email: tatyana.vesselovskaya@bnymellon.com

TRANSFER SECRETARIES

SOUTH AFRICA

Computershare Investor Services Proprietary Limited

Rosebank Towers

15 Biermann Avenue

Rosebank 2196

PO Box 61051

Marshalltown 2107

South Africa

Tel: +27 11 370 5000

Fax: +27 11 688 5248

TRANSFER SECRETARIES

UNITED KINGDOM

Capita Asset Services

The Registry

34 Beckenham Road

Beckenham

Kent BR3 4TU

England

Tel:0871 664 0300

(calls cost 10p a minute plus network extras, lines are open 8.30am – 5pm Mon-Fri) or

+44 20 8639 3399 (from overseas)

Fax: +44 20 8658 3430

Email: ssd@capitaregistrars.com

FORWARD-LOOKING STATEMENTS

This announcement includes “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “forecast”, “expect”, “potential”, “intend”, “estimate”, “anticipate”, “can” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.